   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 1997

                                                        REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                   INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                  5088                                 59-2223025
   (State or other jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
     incorporation or organization)          Classification Code Number)                Identification Number)

                               1954 AIRPORT ROAD
                                   SUITE 200
                             ATLANTA, GEORGIA 30341
                                 (770) 455-7575
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                              ALEXIUS A. DYER III
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
                               1954 AIRPORT ROAD
                                   SUITE 200
                             ATLANTA, GEORGIA 30341
                                 (770) 455-7575
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

                 PHILIP A. THEODORE, ESQ.                                      ROBERT W. WALTER, ESQ.
                      KING & SPALDING                                            DAVID C. ROOS, ESQ.
                   191 PEACHTREE STREET                                BERLINER ZISSER WALTER & GALLEGOS, P.C.
                  ATLANTA, GEORGIA 30303                                   ONE NORWEST CENTER, SUITE 4700
                      (404) 572-4600                                             1700 LINCOLN STREET
                                                                               DENVER, COLORADO 80203
                                                                                   (303) 830-1700

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                              AMOUNT          PROPOSED MAXIMUM         PROPOSED MAXIMUM      AMOUNT OF
         TITLE OF EACH CLASS OF               TO BE            OFFERING PRICE             AGGREGATE        REGISTRATION
       SECURITIES TO BE REGISTERED         REGISTERED(1)        PER SHARE (2)         OFFERING PRICE(2)         FEE
Common Stock, par value $.001 per            2,012,500            $    8.50              $ 17,106,250        $5,898.71
  share..................................

(1) Includes 262,500 shares which the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), based on the average of the high and low sales prices of the Common Stock on the American Stock Exchange on November 18, 1997.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   INTERNATIONAL AIRLINE SUPPORT GROUP, INC.

                             CROSS REFERENCE TABLE

                     LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

ITEM NO.                                                                         LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------

       1.  Forepart of the Registration Statement and Outside
           Front Cover Page of Prospectus.......................  Outside Front Cover Page

       2.  Inside Front and Outside Back Cover Pages of
           Prospectus...........................................  Inside Front Cover Page; Outside Back Cover Page;
                                                                  Available Information

       3.  Summary Information, Risk Factors and Ratio of
           Earnings to Fixed Charges............................  Prospectus Summary; Risk Factors

       4.  Use of Proceeds......................................  Prospectus Summary; Use of Proceeds

       5.  Determination of Offering Price......................  Outside Front Cover Page; Underwriting

       6.  Dilution.............................................  *

       7.  Selling Security Holders.............................  *

       8.  Plan of Distribution.................................  Outside Front Cover Page; Underwriting

       9.  Description of Securities to be Registered...........  Outside Front Cover Page; Prospectus Summary;
                                                                  Dividend Policy; Capitalization; Description of
                                                                  Capital Stock; Shares Eligible for Future Sale

      10.  Interests of Named Experts and Counsel...............  Legal Matters; Experts

      11.  Information with Respect to the Registrant...........  Outside Front Cover Page; Prospectus Summary; Risk
                                                                  Factors; Use of Proceeds; Dividend Policy;
                                                                  Capitalization; Selected Financial Data; Management's
                                                                  Discussion and Analysis of Financial Condition and
                                                                  Results of Operations; Business; Management;
                                                                  Principal Stockholders; Description of Capital Stock;
                                                                  Shares Eligible for Future Sale; Consolidated
                                                                  Financial Statements

      12.  Disclosure of Commission Position on Indemnification
           for Securities Act Liabilities.......................  Description of Capital Stock

------------------------

*   Item is omitted because response is negative or item is inapplicable.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 20, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES, IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                1,750,000 SHARES

                           INTERNATIONAL AIRLINE
    [LOGO]                  SUPPORT GROUP, INC.

                                  COMMON STOCK
                               ------------------

    The 1,750,000 shares of Common Stock offered hereby are being offered by International Airline Support Group, Inc. (the "Company"). The Common Stock is traded on the American Stock Exchange under the symbol "YLF." On November 18, 1997, the last sale price of the Common Stock reported on the American Stock Exchange ("AMEX") was $8.375 per share.
                            ------------------------

 SEE "RISK FACTORS" BEGINNING AT PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF
   CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE
                                 COMMON STOCK.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                       UNDERWRITING
                                                  PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                                   PUBLIC             COMMISSIONS(1)           COMPANY(2)
Per Share.................................            $                      $                      $
Total(3)..................................            $                      $                      $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Excludes the value of warrants to purchase up to 175,000 shares of Common Stock (the "Representatives' Warrants") granted to the representatives of the several underwriters (the "Representatives"). See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $400,000.

(3) The Company has granted to the Underwriters a 45-day option to purchase up to 262,500 additional shares of Common Stock to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to the Company will be $         , $         and
    $         , respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of the certificates for the Common Stock will be made against payment therefor at the offices of Cruttenden Roth Incorporated or through the book-entry facilities
of The Depositary Trust Company, on or about       , 1997.
                            ------------------------

            [LOGO]                                                                      [LOGO]
                         THE DATE OF THIS PROSPECTUS IS       , 1997

    Inside front cover page: cut-away of McDonnell-Douglas MD-80 aircraft together with list of parts.

    Inside rear cover page: pictures of Company warehouse and parts offered by the Company.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF SUCH ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND RELATED NOTES THERETO CONTAINED ELSEWHERE IN THIS PROSPECTUS. CERTAIN TERMS USED IN THE FOLLOWING SUMMARY ARE DEFINED ON THE COVER PAGE OF THIS PROSPECTUS. EXCEPT AS OTHERWISE CITED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. ON OCTOBER 3, 1996, THE COMPANY COMPLETED A CAPITAL RESTRUCTURING (THE "RESTRUCTURING"). FOR INFORMATION REGARDING THE RESTRUCTURING, SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--THE RESTRUCTURING."

                                  THE COMPANY

OVERVIEW

    The Company is a leading redistributor of aftermarket aircraft spare parts used primarily for McDonnell-Douglas MD-80 and DC-9 aircraft. According to the World Jet Airplane Inventory, MD-80 and DC-9 aircraft accounted for approximately 15% of the commercial aircraft in service worldwide at December 31, 1996. Management believes that the Company has one of the most extensive inventories of aftermarket MD-80 and DC-9 parts in the industry. In addition, the Company provides aircraft spare parts for Boeing, Lockheed, Airbus and commuter aircraft. The aircraft spare parts distributed by the Company, including avionics, rotable and expendable airframe and engine parts, are sold to a wide variety of domestic and international air cargo carriers, major commercial and regional passenger airlines, maintenance and repair facilities and other redistributors. The wide variety of aircraft spare parts distributed by the Company is acquired through purchase or consignment of surplus or bulk inventories from airlines, purchases from other redistributors and disassembly of older aircraft.

    In addition to being a provider of aircraft spare parts, the Company leverages its industry expertise to purchase, sell and lease aircraft and engines. The Company has periodically acquired, leased and sold a variety of narrow-body commercial jet aircraft, such as Boeing 727 and 737 and DC-9 aircraft, and has recently increased its focus on these activities. The Company currently leases three Boeing 727 freighter aircraft to a major cargo carrier and four Pratt & Whitney JT8D series engines to a smaller cargo and charter passenger carrier, and is holding for lease or sale two newly-acquired DC-9 aircraft. Once leased, the Company derives revenue from lease payments and seeks to sell spare parts to the lessee both for the leased aircraft and other aircraft in the lessee's fleet. Upon return of the aircraft, the Company either re-leases, sells or disassembles the aircraft for parts in order to achieve the highest utilization of the asset.

    The Company believes that the existing annual worldwide market for aircraft spare parts is approximately $10 billion, of which approximately $1.3 billion represents sales of aircraft spare parts to the redistribution market. The Company believes that this market will continue to grow due to several trends. According to Boeing's 1997 Current Market Outlook (the "Boeing Report"), the demand for aircraft continues to grow with the world fleet of aircraft projected to increase to 23,000 in 2016 from 11,500 in 1996. The Company believes that, over the long term, the growing number of aircraft will increase demand for spare parts. Additionally, according to the World Jet Airplane Inventory, the world fleet had an average age of 13.5 years at December 31, 1996, and the Company believes the average age of the world fleet of aircraft will increase in the future, which would increase demand for parts in the aftermarket. Airline cost and availability considerations are causing airlines to decrease their parts inventories and part procurement capability and rely on a small group of approved redistributors to meet their parts needs. In addition, the number of suppliers is being reduced due to quality concerns.

STRATEGY

    The Company's strategy is to capitalize upon its position as a leading redistributor of MD-80 and DC-9 aircraft spare parts and to broaden its product lines to include other high-use aircraft as the world fleet grows. Key elements of the Company's strategy include:

    BROADEN PRODUCT LINE. The Company has recently expanded its product line to include aftermarket parts for certain commuter aircraft including Shorts, de Havilland and British Aerospace. In addition, the Company intends to expand its product line to include parts for the McDonnell-Douglas DC-10, the Boeing 767, and the Airbus A-300 series aircraft. The Company believes that a significant number of these aircraft types have been or will be converted to cargo use and that its relationship with cargo carriers will provide an advantage in supplying parts for these aircraft to such customers.

    EXPAND AIRCRAFT AND ENGINE LEASING SERVICES. The Company believes that airlines are becoming increasingly aware of the benefits of financing their fleet equipment on an operating lease basis, including cost reduction and flexibility regarding fleet size and composition. Once leased, the Company derives revenue from lease payments and seeks to sell spare parts to the lessee both for the leased aircraft as well as other aircraft in the lessee's fleet. Upon return of the aircraft, the Company either re-leases, sells or disassembles the aircraft for parts in order to achieve the highest utilization of the asset.

    INCREASE SALES TO CARGO CARRIERS AND REGIONAL COMMERCIAL AIRLINES. Cargo carriers and regional commercial airlines are among the Company's principal customers. Cargo carriers are important customers because the fleets of such operators typically consist of older aircraft of the type for which the Company maintains an extensive inventory of parts and because such customers typically do not maintain extensive inventories of spare parts. Regional commercial airlines are important customers because such airlines favor narrow-body aircraft, such as MD-80 and DC-9 aircraft, for which the Company is a primary source of spare parts. The Company will direct its marketing activities to broadening its customer base of cargo and regional airlines in order to increase market share and leverage its core competencies.

    CAPITALIZE ON BULK PURCHASE OPPORTUNITIES. Bulk purchase opportunities arise when airlines, in order to reduce capital requirements, sell large amounts of inventory in a single transaction, when inventories of aircraft spare parts are sold in conjunction with corporate restructuring or reorganization or when an aircraft operator realigns its aircraft fleet, reducing the number of or exiting a particular aircraft model. Bulk inventory purchases allow the Company to obtain large inventories of aircraft spare parts at a lower cost than can ordinarily be obtained by purchasing spare parts on an individual basis, resulting generally in higher gross margins on sales of such parts. Upon completion of this offering, the Company believes its increased borrowing capacity will allow it to respond quickly to bulk purchase opportunities.

    INCREASE MARKET SHARE OF PARTS FOR MD-80 AND DC-9 AIRCRAFT. The Company intends to increase its market share of parts for MD-80 and DC-9 aircraft. According to the World Jet Airplane Inventory, MD-80 and DC-9 aircraft together accounted for approximately 15% of the commercial aircraft in service worldwide at December 31, 1996. The Company intends to capitalize on the limited availability of new parts for such aircraft models by acquiring (i) pools of inventory from airlines that cease to operate such aircraft or that desire to reduce their levels of parts inventory and (ii) aircraft for disassembly when economically justified. The Company believes that its knowledge of the fleets of MD-80s and DC-9s currently in operation and its worldwide contacts in the commercial aviation industry will permit it to acquire other inventory pools and aircraft for disassembly on favorable terms in the future.

    CONTINUE COMMITMENT TO QUALITY AND TECHNOLOGICAL INNOVATION. The Company emphasizes adherence to high quality standards during each stage of its operations (product acquisition, documentation, inventory control and delivery). In August 1997, the Airline Suppliers Association ("ASA"), an FAA-recognized independent quality assurance organization, accredited the Company as an aftermarket supplier. In addition, the Company believes it was one of the first aftermarket distributors to bar-code its inventory and it has created and sponsors an industry-wide internet parts locator service for its customers, which heightens awareness of the Company, enhances its position in the industry and increases sales of parts.

    PURSUE STRATEGIC ACQUISITIONS. The Company believes that small aftermarket parts redistributors, many of which are family-owned and capital constrained, are unable to provide the extensive inventory and quality control measures necessary to comply with applicable regulatory and customer requirements, and will provide acquisition opportunities for the Company. Acquisitions are expected to increase the Company's customer base, expand its product line both with respect to aircraft in which the Company currently specializes and into new aircraft types, and to strengthen its relationships with existing customers through availability of additional inventory.

COMPANY HISTORY

    In 1993, the Company commenced a diversification program that included the development of an FAA-approved maintenance and overhaul facility. After sustaining a $17.4 million loss in fiscal 1994, primarily attributable to the operation of this facility, a management realignment was undertaken pursuant to which Alexius A. Dyer III became President of the Company. Thereafter, the Company initiated the sale of the maintenance and overhaul facility and returned the Company's focus to the redistribution of aftermarket spare parts. This successful redirection of operations was followed by the Restructuring. The redirection of operations returned the Company to profitability and the Restructuring resulted in a significant reduction in the Company's leverage and interest expense. The Company's profitability and strengthened financial condition can be seen through the expansion of its gross margin as a percent of revenues, which increased from 29.1% in fiscal 1995 to 43.6% in the quarter ended August 31, 1997, as well as by 11 consecutive profitable quarters following the Company's refocus on its aftermarket spare parts business.

                                    * * * *

    The Company's principal executive offices are located at 1954 Airport Road, Suite 200, Atlanta, Georgia 30341. Its telephone number is (770) 455-7575.

                                  THE OFFERING

Common Stock offered by the Company..........  1,750,000 shares

Common Stock to be outstanding after the
  offering...................................  4,213,095 shares(1)

Use of proceeds..............................  The net proceeds of the offering will be used to reduce indebtedness incurred pursuant to
                                               the Company's Credit Agreement. The Company
                                               expects to use its resulting borrowing
                                               capacity for working capital and general
                                               corporate purposes, including the purchase of
                                               aircraft and aircraft spare parts, and to
                                               finance acquisitions. See "Use of Proceeds."

American Stock Exchange symbol...............  YLF

------------------------

(1) Excludes an aggregate of (i) 262,500 shares of Common Stock that may be sold by the Company upon exercise of the Underwriters' over-allotment option,
    (ii) 175,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants and (iii) 645,782 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's 1996 Long Term Incentive and Share Award Plan (the "Stock Option Plan").

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   THREE MONTHS
                                                                    YEAR ENDED MAY 31,           ENDED AUGUST 31,
                                                              -------------------------------  --------------------
                                                                1995       1996      1997(1)     1996       1997
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenues..............................................  $  24,983  $  23,205  $  21,232  $   4,159  $   5,567
Income from operations......................................      1,640      4,677      3,809        800      1,184
Interest expense, net.......................................      2,254      2,377      1,550        456        412
Earnings (loss) before income taxes and extraordinary
  loss......................................................       (614)     2,300      2,259        344        773
Provision for income taxes (benefit)........................         --         14         --         --       (212)
                                                              ---------  ---------  ---------  ---------  ---------
Earnings (loss) before extraordinary loss...................       (614)     2,286      2,259        344        985
Extraordinary loss on debt restructuring....................         --         --        531         --         --
                                                              ---------  ---------  ---------  ---------  ---------
      Net earnings (loss)...................................  $    (614) $   2,286  $   1,728  $     344  $     985
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
      Supplemental pro forma net earnings (2)...............                        $   3,338             $   1,398
                                                                                    ---------             ---------
                                                                                    ---------             ---------
PER SHARE DATA:
Primary earnings (loss) per common and common equivalent
  share
  Earnings (loss) before extraordinary item.................  $   (4.10) $   15.27  $    1.25  $    2.30  $    0.37
  Extraordinary item........................................         --         --      (0.29)        --         --
                                                              ---------  ---------  ---------  ---------  ---------
      Net earnings (loss)...................................  $   (4.10) $   15.27  $    0.96  $    2.30  $    0.37
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
      Supplemental pro forma net earnings (2)...............                        $    0.97             $    0.33
                                                                                    ---------             ---------
                                                                                    ---------             ---------
Weighted average shares outstanding used in primary
  calculation...............................................    149,696    149,696  1,806,938    149,704  2,696,275
Fully-diluted earnings (loss) per common and common
  equivalent share
  Earnings (loss) before extraordinary item.................  $   (4.10) $   12.69  $    1.25  $    2.30  $    0.37
  Extraordinary item........................................         --         --      (0.29)        --         --
                                                              ---------  ---------  ---------  ---------  ---------
      Net earnings (loss) (3)...............................  $   (4.10) $   12.69  $    0.96  $    2.30  $    0.37
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding used in fully-diluted
  calculation...............................................    149,696    242,228  1,806,938    149,704  2,696,275


                                                                                                 AUGUST 31, 1997
                                                                          MAY 31,              --------------------
                                                              -------------------------------                AS
                                                                1995       1996       1997      ACTUAL    ADJUSTED(4)
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)...................................  $ (13,489) $ (10,840)   $ 9,144  $   9,201  $  11,573
Inventory...................................................      6,497      9,277     11,645     10,952     10,952
Accounts receivable.........................................      2,592      2,015      1,354      1,661      1,661
Total assets................................................     14,511     16,132     21,287     20,748     21,616(5)
Total debt..................................................     20,335     18,144     13,750     12,362         --(5)
Stockholders' equity (deficit)..............................     (9,702)    (7,416)     4,660      5,780     19,010

------------------------------

(1) On October 3, 1996, the Company completed the Restructuring. Pursuant to the Restructuring, the Company (i) effected a 1-for-27 reverse split of its Common Stock; (ii) issued approximately 2,245,400 shares of its Common Stock, after giving effect to the reverse split, in exchange for the entire $10,000,000 principal amount outstanding of, and related accrued interest on, its 8% Convertible Debentures due 2003 (the "Debentures"); and (iii) redeemed the entire $7,700,000 principal amount outstanding of its 12% Senior Notes due July 17, 1997 (the "Senior Notes") with the proceeds of an advance under a credit agreement entered into on October 3, 1996 (the "Credit Agreement").

(2) The supplemental pro forma net earnings and earnings per share reflect the issuance of shares necessary to repay average outstanding indebtedness and the resulting increase in net earnings for fiscal 1997 and the three months ended August 31, 1997, respectively, as of the beginning of the period presented. The earnings per share calculation has been adjusted for the number of shares that would be issued by the Company at $8.375 per share (the closing price of the Common Stock on the AMEX on November 18, 1997) to retire these obligations.

(3) Fully diluted earnings per share in 1996 has been calculated as if the Debentures were converted into Common Stock as of the beginning of the period with a corresponding decrease in interest expense.

(4) Adjusted to reflect the sale of 1,750,000 shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds to the Company from the offering as set forth herein. See "Use of Proceeds."

(5) Does not include $4.0 million borrowed in September 1997 to finance the purchase of two DC-9 aircraft held for lease or sale, $868,000 of which will be repaid with the proceeds of the offering.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, TOGETHER WITH OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

CONCENTRATION ON MD-80 AND DC-9 AIRCRAFT

    The Company's net parts sales are concentrated in the aftermarket for MD-80 and DC-9 aircraft, which aircraft at December 31, 1996 accounted for approximately 15% of the commercial aircraft in service worldwide according to the World Jet Airplane Inventory. The DC-9 is no longer in production and Boeing has indicated its intention to cease production of the MD-80 around mid-1999 or when current production commitments end. Any decline in the use of MD-80 and DC-9 aircraft by aircraft operators, the unscheduled removal from service of large numbers of MD-80 and DC-9 aircraft or the grounding of such aircraft by governmental authorities for any reason could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, all DC-9 aircraft in the United States and European Union will need to be hush-kitted, relocated to other areas or removed from service by 2000 and 2002, respectively. In the event these aircraft are removed from service, demand for the Company's MD-80 and DC-9 parts could decline and the supply of spare parts may increase, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

BROADENING OF PRODUCT LINE

    The Company has recently expanded its product line to include aftermarket parts for certain commuter aircraft including Shorts, de Havilland and British Aerospace aircraft. In addition, the Company intends to broaden its product line following this offering to include parts for McDonnell-Douglas DC-10, Boeing 767 and the Airbus A-300 series aircraft. The Company has limited experience with respect to the purchase and sale of spare parts for these aircraft models. There can be no assurance that the Company will have the same level of success in managing its parts inventories for such aircraft that it has had with parts for MD-80 and DC-9 aircraft. The failure to successfully broaden its product line could have a material adverse effect on the Company's ability to implement its growth strategy. See "Business."

RISKS REGARDING THE COMPANY'S INVENTORY

    The Company obtains most of its parts inventory by purchase or consignment of excess inventory from aircraft operators, purchase from other redistributors or by purchase of aircraft for disassembly. The Company's business is substantially dependent on its purchasing activities because its net parts sales are directly influenced by the level and composition of inventory available for sale. Because the size and composition of the Company's inventory is critical to its results of operations and because there is no organized market to procure surplus inventory, the Company's operations are materially dependent on the success of management in identifying potential sources of inventory and effecting timely purchases at acceptable prices. There can be no assurance that inventory will be available on acceptable terms or at the times required by the Company. In addition, once acquired, the market value of the Company's inventory could be adversely affected by factors beyond the Company's control, such as the sudden availability of additional inventory, a sudden decline in demand for the Company's parts due to a decline in use of certain aircraft types, regulatory changes mandating uneconomic improvements to items in inventory, or a decision by an OEM to begin manufacturing new parts that would compete with aftermarket parts. The failure to identify and purchase inventory in a timely fashion at acceptable prices or a decline in the value of the Company's inventory would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Operations of the Company--Inventory Acquisition."

IMPACT OF GOVERNMENT REGULATION

    The aviation industry is highly regulated by the FAA in the United States and similar regulatory agencies of other countries. Before spare parts are installed on an aircraft, they must meet certain standards as to their condition and have appropriate documentation. Parts owned or acquired by the Company may not meet currently applicable standards, or standards may change in the future, causing parts already contained in the Company's inventory to be scrapped or modified. While the Company's operations are not currently regulated directly by the FAA, the independent facilities that repair and overhaul the Company's products and the aircraft operators that ultimately utilize the Company's products are subject to extensive regulation. In addition, the Company is currently subject to a voluntary accreditation program.

    In September 1996, the FAA issued an advisory circular to support the implementation of a voluntary accreditation program for civil aircraft parts suppliers. The accreditation program establishes quality standards applicable to aftermarket suppliers such as the Company, and designates FAA approved organizations to perform quality assurance audits for initial and continued accreditation of such aftermarket suppliers. In August 1997, the Company received accreditation from the ASA.

    Standards established by the FAA and other regulatory agencies relating to the operation and maintenance of aircraft have significant effects on aircraft operations and the composition of airline and air cargo fleets. Noise and emission standards, and related additional maintenance for older aircraft, may increase the cost of operating aircraft such as the DC-9 and 727, which could lead to a decline in the demand for the products provided by the Company.

    The inability of the Company to supply its customers with spare parts on a timely basis, or any occurrence of the Company providing products which subsequently fail, may adversely affect the Company's relationships with its customers and have a material adverse effect on its business, financial condition and results of operations. There can also be no assurance that new and more stringent government regulations, if enacted, would not have a direct or indirect adverse effect on the Company. See "Business--Regulation."

EFFECTS OF THE ECONOMY ON THE OPERATIONS OF THE COMPANY

    The Company's customers consist of a wide variety of domestic and international air cargo carriers, major commercial and regional passenger airlines, maintenance and repair facilities and other redistributors. As a result, the Company's business can be impacted by the economic factors that affect the airline and air cargo industries. When such factors adversely affect the airline and air cargo industries, they tend to cause downward pressure on the pricing for aircraft spare parts and increase the credit risk associated with doing business with airlines and air cargo carriers. Additionally, factors such as the price of fuel affect the aircraft spare parts market for older aircraft, since older aircraft become less competitive with newer model aircraft as the price of fuel increases. There can be no assurance that economic and other factors which might affect the airline and air cargo industries will not have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN OPERATING RESULTS

    The Company's operating results, both on an annual and a quarterly basis, are affected by many factors, including the timing of orders from large customers, the timing of expenditures to purchase inventory in anticipation of future sales, the timing of bulk inventory purchases, the mix of available aircraft spare parts contained at any time in the Company's inventory, the timing of aircraft or engine sales or leases, unanticipated aircraft or engine lease terminations, default by any lessees and many other factors largely outside the Company's control. Since the Company typically does not obtain long-term purchase orders or commitments from its customers, it must anticipate the future volume of orders based upon the historic purchasing patterns of its customers and discussions with customers as to their future requirements. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, due to the value of a single aircraft or engine sale relative to the value of parts typically sold by the Company, any concentration of aircraft or engine sales in a particular quarter may obscure existing or developing trends in the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Fluctuations in Operating Results."

CUSTOMER CONCENTRATION

    In fiscal 1997, two customers accounted for between 5% and 10% of the Company's revenues with no customer accounting for more than 10% of the Company's revenues. Currently, the Company believes that it has no customer, the loss of which would have a material adverse effect on the Company's business, financial condition and results of operations. In a given period, a substantial portion of the Company's revenues may be attributable to the sale of one or more aircraft or engines. Such sales are unpredictable transactions dependent, in part, upon the Company's ability to purchase an aircraft or engine at an attractive price and resell it within a relatively brief period of time. The revenues from the sale of an aircraft or engine, the timing of inventory sales or a lease transaction during a given period may result in a customer being considered a major customer of the Company for that period. See "Business--Sales and Marketing; Customers."

RISKS ASSOCIATED WITH LEASES

    The Company currently leases three Boeing 727 freighter aircraft to a major cargo carrier and four Pratt & Whitney JT8D series engines to a smaller cargo and charter passenger carrier under operating leases and is holding for lease or sale two newly acquired DC-9 aircraft. The success of an operating lease depends on the re-lease of aircraft and engines on favorable terms on a timely basis, the ability to sell the aircraft or engines at favorable prices or realize sufficient value from the disassembly for parts of the aircraft or engines at the end of the lease term. In addition, the success of an operating lease depends in part upon having the aircraft and engines returned to the Company in marketable condition as required by the lease of such aircraft and engines. Numerous factors, many of which are beyond the control of the Company, may have an impact on the Company's ability to re-lease or sell aircraft, engines and parts. These factors include general market conditions, regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of aircraft and engines), changes in the supply or cost of aircraft and engines and technological developments. Consequently, there can be no assurance that the Company's estimated residual value for aircraft or engines will be realized. If the Company is unable to re-lease, sell its aircraft or engines on favorable terms or realize sufficient value from the disassembly for parts of the aircraft or engines on a timely basis upon expiration of the related lease, its business, financial condition and results of operations may be adversely affected. In the event that a lessee defaults in the performance of its obligations, the Company may be unable to enforce its remedies under a lease. The Company's inability to collect lease payments when due or to repossess aircraft or engines in the event of a default by a lessee could have an adverse effect on the Company's business, financial condition and results of operations. If the Company were to acquire an aircraft or engines and such acquisitions were not financed by additional borrowings, it could result in a reduction of the Company's liquidity. See "Business--Operations of the Company--Aircraft and Engine Sales and Leasing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

PRODUCT LIABILITY

    The commercial aviation industry periodically experiences catastrophic losses. As a redistributor, the Company may be named as a defendant in a lawsuit as a result of such catastrophic loss if a part sold by the Company were installed in an incident-related aircraft. The Company currently has in force product liability insurance with coverage limits for each occurrence and in the aggregate which it believes to be in amounts and on terms that are generally consistent with industry practice. To date, the Company has not experienced any aviation related claims, and has not experienced any product liability claims related to its products. However, an uninsured or partially insured claim, or a claim for which third-party indemnification is not available, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Product Liability."

RISKS ASSOCIATED WITH ACQUISITIONS

    One of the Company's strategies for growth is to pursue acquisitions of aftermarket redistributors. Currently, the Company has no acquisition agreements, understandings or commitments for any acquisitions and, in order to consummate an acquisition, the Company would be required to receive the consent of the lender under its Credit Agreement. There can be no assurance that any such acquisitions will be completed on reasonable terms, if at all. Certain of the Company's competitors may also seek to acquire the same companies which the Company seeks to acquire. This may increase the price and related costs at which the Company could otherwise have acquired such companies, perhaps materially. The Company's inability to complete acquisitions on reasonable terms could limit the Company's ability to grow its business.

    The Company may expend significant funds to pursue and consummate acquisitions. Such use of funds will reduce the Company's working capital. In addition, the Company may fund acquisitions in whole or in part by issuing equity securities, and any such issuances, individually or in the aggregate, may be dilutive to holders of the Common Stock. Acquisitions also may result in the Company incurring additional debt and amortizing costs related to goodwill and other intangible assets, either of which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company may experience difficulties in assimilating the operations, services and personnel of acquired companies and may be unable to sustain or improve the historical revenue and earnings levels of acquired companies, any of which may materially adversely affect the Company's business, financial condition and results of operations. In addition, to the extent it becomes necessary for the Company to fund the working capital requirements of acquired companies, the Company's working capital available for its currently existing operations will decrease. Acquisitions involve a number of additional risks, including the diversion of management's attention from ongoing business operations and the potential loss of key employees of acquired companies. There can be no assurance that the Company can successfully implement its acquisition strategy. The failure to consummate acquisitions on reasonable terms or the inability to successfully integrate and manage acquired operations and personnel could have a material adverse impact on the Company's business, financial condition and results of operations.

RELIANCE ON EXECUTIVE OFFICERS

    The continued success of the Company is dependent to a significant degree upon the services of its executive officers and upon the Company's ability to attract and retain qualified personnel experienced in the various phases of the Company's business. The ability of the Company to operate successfully could be jeopardized if one or more of its executive officers were unavailable and capable successors were not found. The Company does not maintain key man insurance on any of its executive officers. The Company has employment agreements with Alexius A. Dyer III, its Chairman of the Board, President and Chief Executive Officer and George Murnane III, its Executive Vice President and Chief Financial Officer. The employment agreements between the Company and Messrs. Dyer and Murnane are individually terminable by each executive officer upon a change of control of the Company. See "Management."

COMPETITION

    The aircraft spare parts redistribution market is highly competitive. The market consists of a limited number of well-capitalized companies selling a broad range of products and numerous small competitors serving distinct market niches. Certain of these competitors have substantially greater financial, marketing and other resources than the Company. The Company believes that current industry trends will benefit larger, well-capitalized companies. The Company believes that range and depth of inventories, quality and traceability of product, service and price are the key competitive factors in the industry. The principal companies with which the Company competes are AAR Corp., AGES, Aviation Sales Company and Banner Aerospace. Customers in need of aircraft parts have access, through computer-generated inventory catalogues, to a broad array of suppliers including aircraft manufacturers, airlines and aircraft services companies, which may have the effect of increasing competition for, and lowering prices on, parts sales. See "Business--Competition."

POSSIBLE VOLATILITY OF STOCK PRICE

    The Common Stock has been listed on the AMEX since April 21, 1997. Since then, the per share price of the Common Stock has risen substantially from the price of $3.625 per share on the date of such listing. During and after this offering, the market price of the Common Stock may be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, announcements of material events by the Company, developments in the aftermarket industry or other events or factors. The market price of the Common Stock also may be affected by the Company's ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock. In addition, changes in general conditions in the economy or the financial markets could adversely affect the market price of the Common Stock.

NO DIVIDENDS

    The Company does not anticipate that it will pay any dividends on the Common Stock in the foreseeable future. The Company's Credit Agreement contains provisions prohibiting the Company from paying dividends without the consent of the lender. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

    Immediately after this offering, the Company's executive officers and directors will beneficially own approximately 9.3% of the outstanding Common Stock, after giving effect to options exercisable within 60 days of the date of this Prospectus (approximately 8.8% if the over-allotment option is exercised in full). Subject to the restrictions set forth below, the officers and directors will be free to sell such shares and may determine to sell them from time to time to take advantage of favorable market conditions or for any other reason. Future sales of shares of Common Stock by the Company and its stockholders could adversely affect the prevailing market price of the Common Stock. The Company and its executive officers and directors have entered into a lock-up agreement with Cruttenden Roth Incorporated, as representative of the Underwriters, pursuant to which the Company and its executive officers and directors have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Cruttenden Roth Incorporated. After such time, 426,328 shares of Common Stock, including shares of Common Stock issuable on exercise of options, beneficially held by its executive officers and directors will be eligible for sale pursuant to Rule 144 promulgated under the Securities Act. See "Shares Eligible for Future Sale" and "Underwriting."

ANTITAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW;
  "BLANK CHECK" PREFERRED STOCK

    Certain provisions of the Delaware General Corporation Law (the "DGCL") and the Company's Certificate of Incorporation and Bylaws (the "Bylaws") could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that investors might be willing to pay in the future for the Common Stock.

    The Board of Directors of the Company has the authority to issue up to 2,000,000 shares of Preferred Stock (the "Preferred Stock") and to determine the price, rights, preference, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless such business combination is approved in the prescribed manner. Further, the Board of Directors is divided into three classes of directors elected for staggered three-year terms. Such staggered terms may affect the ability of the holders of the Common Stock to effect a change in control of the Company by limiting the number of directors subject to election at any one time. See "Description of Capital Stock--Preferred Stock" and "--Anti-takeover Effects of Certain Provisions of the Company's Restated Certificate of Incorporation and Bylaws."

IMPORTANT FACTORS RELATED TO FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

    This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including the plans and objectives of management for the business, operations, and economic performance of the Company. The forward-looking statements and associated risks set forth in this Prospectus may include or relate to, among other things, (i) increasing the Company's market share of parts for MD-80 and DC-9 aircraft, (ii) potential acquisitions of additional inventories of aircraft spare parts and the acquisition of other companies, assets or product lines that would complement or expand the Company's existing aircraft spare parts business, (iii) demand among the Company's principal customers, including cargo carriers and regional commercial airlines, for the Company's inventory of parts, (iv) the size and growth rate of the aircraft parts aftermarket redistribution industry and the aircraft and engine leasing industry, (v) increases or changes in government regulations regarding the aviation industry, (vi) competition from other aircraft parts redistributors and
(ix) proposed expansion of the Company's product line.

    The forward-looking statements included herein are based upon current expectations that involve a number of risks and uncertainties. These forward-looking statements are based upon assumptions that the Company will continue to manage its inventory effectively, that competitive conditions within the aircraft parts redistribution industry will not change materially or adversely, that demand for aircraft spare parts will remain strong and that there will be no material adverse change in the Company's business, financial condition and results of operations. Assumptions relating to the foregoing involve judgment with respect, among other things, to future economic competitive market conditions and future business decisions, all of which are difficult or impossible to predict accurately and most of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking information will be realized. In addition, as disclosed above, the business and operations of the Company are subject to substantial risks that increase the uncertainty inherent in such forward-looking statements. Any of the other factors disclosed above could cause the Company's revenues or net earnings, or growth in revenues or net earnings, to differ materially from prior results. Growth in absolute amounts of cost of sales and general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated in the forward-looking statements. Budgeting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its marketing, capital expenditure or other budgets, which may in turn affect the Company's results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,750,000 shares of Common Stock offered hereby, based on an assumed offering price of $8.375 per share of Common Stock (the last reported sale price for the Common Stock on the AMEX on November 18, 1997) and after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $13.2 million ($15.3 million if the Underwriters' over-allotment option is exercised in full).

    The Company intends to use the net proceeds from the offering to reduce indebtedness incurred pursuant to the Company's Credit Agreement. The Company expects to use its resulting borrowing capacity for working capital and general corporate purposes, including the purchase of aircraft and aircraft spare parts, and to finance acquisitions. Although the Company has from time to time engaged in discussions with respect to possible acquisitions, it has no present plans, intentions, understandings, commitments or agreements, nor is it currently engaged in negotiations with respect to any material acquisitions. As of August 31, 1997, the Company had $6.7 million outstanding under its revolving credit facility that bore interest at a weighted average rate of 10.5% and matures in October 2001 and $5.7 million outstanding under its term loan facilities that bore interest at a weighted average rate of 10.5% and mature between March 2000 and October 2001. The Company expects to repay all amounts outstanding under its revolving credit facility and use the balance of the proceeds to reduce its term loan indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Pending such uses, the net proceeds will be invested in short term, investment-grade securities, certificates of deposit, or direct or guaranteed obligations of the United States government.

                          PRICE RANGE OF COMMON STOCK

    Prior to April 21, 1997, the Common Stock traded on the Nasdaq OTC Bulletin Board. Effective April 21, 1997, the Common Stock was listed and traded on the AMEX under the symbol "YLF." The following table sets forth the high and low bid quotations for the Common Stock from June 1, 1995 through April 18, 1997 and the high and low sales prices of the Common Stock as reported on the AMEX thereafter, in each case as adjusted to give effect to a 1-for-27 reverse stock split consummated on October 3, 1996.

                                                     HIGH          LOW
                                                   ---------    ---------
FISCAL 1996
First Quarter..................................... $11 13/16    $ 7 19/32
Second Quarter....................................   7 19/32      4 7/32
Third Quarter.....................................   5 1/16       3 3/8
Fourth Quarter....................................   5 29/32      3 3/8

FISCAL 1997
First Quarter.....................................   5 29/32      5 1/16
Second Quarter....................................   5 29/32      3
Third Quarter.....................................   3 5/8        2 3/4
Fourth Quarter (through April 18).................   4            3 7/32
Fourth Quarter (from April 21)....................   4 1/2        3

FISCAL 1998
First Quarter.....................................   8 1/4        4 1/2
Second Quarter (through November 18, 1997)........     11         7 5/8

    On November 18, 1997, the last sale price of the Common Stock as reported on the AMEX was $8.375 per share. At November 18, 1997, there were 58 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

    The Company has not paid dividends, and the Board of Directors has no present intention to pay dividends on the Common Stock. The covenants contained in the Company's Credit Agreement prohibit the Company from paying dividends on the Common Stock as long as indebtedness issued pursuant to the Credit Agreement remains outstanding, without the lender's consent.

                                 CAPITALIZATION

    The following unaudited table sets forth the short-term debt and consolidated capitalization of the Company at August 31, 1997, and as adjusted to give effect to the offering and the application of the net proceeds. See "Use of Proceeds." The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this Prospectus. See "Consolidated Financial Statements."

                                                                                               AUGUST 31, 1997
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
Current maturities of long-term obligations...............................................  $   1,504   $      --
                                                                                            ---------  -----------
Long-term debt: (1)
  Senior secured revolving credit loans...................................................  $   6,686   $      --
  Senior secured term loans...............................................................      4,172          --
                                                                                            ---------  -----------
      Total long-term obligations less current maturities.................................     10,858          --

Stockholders' equity:
  Preferred Stock, $.001 par value, authorized 2,000,000 shares; no shares issued and
    outstanding, actual or as adjusted....................................................         --          --
  Common Stock, $.001 par value; authorized 20,000,000 shares;
    2,440,595 shares issued and outstanding, actual;
    4,213,095 issued and outstanding, as adjusted (2).....................................          2           4
  Additional paid-in capital..............................................................     13,138      26,366
  Accumulated deficit.....................................................................     (7,360)     (7,360)
                                                                                            ---------  -----------
      Total stockholders' equity..........................................................      5,780      19,010
                                                                                            ---------  -----------
      Total capitalization................................................................  $  16,638   $  19,010
                                                                                            ---------  -----------
                                                                                            ---------  -----------

------------------------

(1) Does not include $4.0 million borrowed since August 31, 1997 to finance the purchase of two DC-9 aircraft held for lease or sale, $868,000 of which will be repaid with the proceeds of the offering.

(2) Excludes an aggregate of (i) 262,500 shares of Common Stock that may be sold by the Company upon exercise of the Underwriter's over-allotment option,
    (ii) 175,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants and (iii) 645,782 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's Stock Option Plan. As adjusted includes the 1,750,000 shares offered hereby and 22,500 shares issued pursuant to the exercise of options since August 31, 1997.

                            SELECTED FINANCIAL DATA

    The following selected consolidated financial data of the Company for each of the three fiscal years ended May 31, 1997 are extracted or derived from, and should be read in conjunction with, the audited Consolidated Financial Statements, and the Notes thereto of the Company included herein, which statements have been audited by Grant Thornton LLP, independent accountants. The selected consolidated financial data of the Company for the two fiscal years ended May 31, 1994 are extracted or derived from the audited Consolidated Financial Statements of the Company which are not included herein. The selected consolidated financial data for the three months ended August 31, 1996 and August 31, 1997 are extracted or derived from, and should be read in conjunction with, the unaudited Consolidated Financial Statements and the Notes thereto of the Company included herein, which, in the opinion of the Company's management, include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for such periods. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto of the Company included elsewhere in this Prospectus.

                                                                                                 THREE MONTHS
                                                       YEAR ENDED MAY 31,                         AUGUST 31,
                                      -----------------------------------------------------  --------------------
                                        1993       1994       1995       1996      1997(1)     1996       1997
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...........................  $  32,032  $  16,747  $  21,999  $  21,410  $  20,123  $   4,039  $   4,941
Lease revenue.......................      1,473      1,986      2,984      1,795      1,109        120        626
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues..................     33,505     18,733     24,983     23,205     21,232      4,159      5,567
Total operating expenses............     29,456     34,932     23,343     18,528     17,423      3,359      4,383
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations.......      4,049    (16,199)     1,640      4,677      3,809        800      1,184
Interest expense, net...............      2,503      2,866      2,254      2,377      1,550        456        412
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) before income taxes,
  equity in loss of joint venture
  and extraordinary loss............      1,546    (19,065)      (614)     2,300      2,259        344        773
Provision for income taxes
  (benefit).........................        510     (2,476)        --         14         --         --       (212)
Equity in loss of joint venture.....        (59)      (424)        --         --         --         --         --
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earning (loss) before extraordinary
  loss..............................        977    (17,013)      (614)     2,286      2,259        344        985
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Extraordinary loss on debt
  restructuring.....................         --        363         --         --        531         --         --
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net earnings (loss).............  $     977  $ (17,376) $    (614) $   2,286  $   1,728  $     344  $     985
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Supplemental pro forma net
      earnings (2)..................                                              $   3,338             $   1,398
                                                                                  ---------             ---------
                                                                                  ---------             ---------
PER SHARE DATA:
Primary earnings (loss) per common
  and common equivalent share
Earnings (loss) before extraordinary
  item..............................  $    6.59  $ (113.65) $   (4.10) $   15.27  $    1.25  $    2.30  $    0.37
Extraordinary item..................         --      (2.43)        --         --      (0.29)        --         --
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net earnings (loss).............  $    6.59  $ (116.08) $   (4.10) $   15.27  $    0.96  $    2.30  $    0.37
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Supplemental pro forma net
      earnings (2)..................                                              $    0.97             $    0.33
                                                                                  ---------             ---------
                                                                                  ---------             ---------
Weighted average shares outstanding
  used in primary calculation.......    148,054    149,696    149,696    149,696  1,806,938    149,704  2,696,275

Fully diluted earnings (loss) per
  common and common equivalent share
Earnings (loss) before extraordinary
  item..............................  $    6.59  $ (113.65) $   (4.10) $   12.69  $    1.25  $    2.30  $    0.37
    Extraordinary item..............         --      (2.43)        --         --      (0.29)        --         --
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net earnings (loss) (3).........  $    6.59  $ (116.08) $   (4.10) $   12.69  $    0.96  $    2.30  $    0.37
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding
  used in fully diluted
  calculation.......................    148,054    149,696    149,696    242,228  1,806,938    149,704  2,696,275

                                                                                             AUGUST 31, 1997
                                                    MAY 31,                              ------------------------
                        ---------------------------------------------------------------                   AS
                           1993         1994         1995         1996         1997        ACTUAL     ADJUSTED(4)
                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Working capital
  (deficit)...........   $  17,088    $ (18,312)   $ (13,489)   $ (10,840)   $   9,144    $   9,201    $  11,573
Inventory.............       3,734        8,720        6,497        9,277       11,645       10,952       10,952
Accounts receivable...      18,621        3,817        2,592        2,015        1,354        1,661        1,661
Total assets..........      35,709       25,553       14,511       16,132       21,287       20,748       21,616(5)
Total debt............      23,484       26,173       20,335       18,144       13,750       12,362           --(5)
Stockholders' equity
  (deficit)...........       8,173       (9,088)      (9,702)      (7,416)       4,660        5,780       19,010

------------------------------

(1) On October 3, 1996, the Company completed the Restructuring. Pursuant to the Restructuring, the Company (i) effected a 1-for-27 reverse split of its Common Stock; (ii) issued approximately 2,245,400 shares of its Common Stock, after giving effect to the reverse split, in exchange for the entire $10,000,000 principal amount outstanding of, and related accrued interest on, its Debentures; and (iii) redeemed the Senior Notes with the proceeds of an advance under the Credit Agreement.

(2) The supplemental pro forma net earnings and earnings per share reflect the issuance of shares necessary to repay average outstanding indebtedness and the resulting increase in net earnings for fiscal 1997 and the three months ended August 31, 1997, respectively, as of the beginning of the period presented. The earnings per share calculation has been adjusted for the number of shares that would be issued by the Company at $8.375 per share (the closing price of the Common Stock on the AMEX on November 18, 1997) to retire these obligations.

(3) Fully diluted earnings per share in 1996 has been calculated as if the Debentures were converted into Common Stock as of the beginning of the period with a corresponding decrease in interest expense.

(4) Adjusted to reflect the sale of 1,750,000 shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds to the Company from the offering as set forth herein. See "Use of Proceeds."

(5) Does not include $4.0 million borrowed in September 1997 to finance the purchase of two DC-9 aircraft held for lease or sale, $868,000 of which will be repaid with the proceeds of the offering.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company is a leading redistributor of aftermarket aircraft spare parts used primarily for McDonnell-Douglas MD-80 and DC-9 aircraft. According to the World Jet Airplane Inventory, MD-80 and DC-9 aircraft accounted for approximately 15% of the commercial aircraft in service worldwide at December 31, 1996. Management believes that the Company has one of the most extensive inventories of aftermarket MD-80 and DC-9 parts in the industry. In addition, the Company provides aircraft spare parts for Boeing, Lockheed, Airbus and commuter aircraft. The aircraft spare parts distributed by the Company, including avionics, rotable and expendable airframe and engine parts, are sold to a wide variety of domestic and international air cargo carriers, major commercial and regional passenger airlines, maintenance and repair facilities and other redistributors. The wide variety of aircraft spare parts distributed by the Company is acquired through purchase or consignment of surplus or bulk inventories from airlines, purchase from other redistributors and disassembly of older aircraft.

    In addition to being a provider of aircraft spare parts, the Company leverages its industry expertise to purchase, sell and lease aircraft and engines. In the past, the Company has periodically acquired, leased and sold a variety of narrow-body commercial jet aircraft, such as Boeing 727 and 737 aircraft and DC-9 aircraft and has recently increased its focus on these activities. The Company currently leases three Boeing 727 freighter aircraft to a major cargo carrier and four Pratt & Whitney JT8D series engines to a smaller cargo and charter passenger carrier and is holding for lease or sale two newly-acquired DC-9 aircraft. Once leased, the Company derives revenue from lease payments and seeks to sell spare parts to the lessee both for the leased aircraft and other aircraft in the lessee's fleet. Upon return of the aircraft, the Company either re-leases, sells or disassembles the aircraft for parts in order to achieve the highest utilization of the asset.

    The increase in liquidity available to the Company following closing of this offering is expected to (i) support the Company's acquisition of additional aircraft, engines and inventories of spare parts, (ii) enhance the Company's ability to acquire aircraft and engines available for leasing, (iii) provide the Company with increased financial flexibility in purchase of aircraft, engines and bulk inventory and (iv) enable the Company to achieve growth in revenues through greater availability of inventory to satisfy customer requirements. In addition, the increase in the Company's cash resources provided by this offering will position the Company to take advantage of acquisitions in which cash forms all or a part of the consideration to be paid. Although the Company is not engaged in negotiations with respect to any acquisitions and has no commitments or agreements with respect to potential acquisitions and would need to receive the consent of the lender under its Credit Agreement to consummate an acquisition, the Company expects to intensify its search for potential acquisitions following completion of this offering.

    In a strategic response to changing industry conditions, the Company has elected to expand the focus of its operations to increase its emphasis on the purchase, lease and sale of aircraft and engines. The Company has historically engaged in these activities, but has determined that increasing its emphasis on purchase, lease and sale of aircraft and engines may potentially increase revenues at a faster rate, position the Company to increase parts sales to lessees, and expand inventories of parts in certain aircraft models when disassembly is appropriate. The strategic determination by the Company to increase its focus on purchase, lease and sale activities will affect the Company's revenue mix, cost components, interest expense and, accordingly, net earnings.

ACCOUNTING POLICIES

    Inventories are stated at the lower of cost or market. The cost of aircraft and aircraft parts is determined on a specific identification basis.

    Revenue from the sale of parts is recognized when products are shipped to the customer. Revenue from aircraft and engine sales is recognized when the Company has received all consideration and title and risk of ownership are transferred to the customer, which is generally upon delivery of the aircraft or engines. Lease revenue is recognized on an accrual basis, unless collectibility is uncertain.

THE RESTRUCTURING

    On October 3, 1996, the Company completed the Restructuring. Pursuant to the Restructuring, the Company (i) effected a 1-for-27 reverse split of its Common Stock; (ii) issued approximately 2,245,400 shares of its Common Stock, after giving effect to the reverse split, in exchange for the entire $10,000,000 principal amount outstanding of, and related accrued interest on, its Debentures; and (iii) redeemed the Senior Notes with the proceeds of an advance under the Credit Agreement.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentage of total revenues as included in the Consolidated Statements of Operations of the Company represented by net parts sales, aircraft and engine sales and lease revenues.

                                                                                                          THREE MONTHS
                                                      YEAR ENDED MAY 31,                                ENDED AUGUST 31,
                               ----------------------------------------------------------------  -------------------------------
                                       1995                  1996                  1997                  1996            1997
                               --------------------  --------------------  --------------------  --------------------  ---------
                                                                    (DOLLARS IN THOUSANDS)
Net parts sales..............  $  12,788       51.2% $  17,873       77.0% $  18,388       86.6% $   4,039       97.1% $   4,166
Aircraft and engine sales....      9,211       36.9      3,537       15.2      1,735        8.2         --         --        775
Lease revenues...............      2,984       11.9      1,795        7.8      1,109        5.2        120        2.9        626
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues...........  $  24,983      100.0% $  23,205      100.0% $  21,232      100.0% $   4,159      100.0% $   5,567
                               ---------             ---------             ---------             ---------             ---------
                               ---------             ---------             ---------             ---------             ---------

Net parts sales..............       74.9%
Aircraft and engine sales....       13.9
Lease revenues...............       11.2
                               ---------
    Total revenues...........      100.0%

    The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain items included in the Consolidated Statements of Operations of the Company:

                                                                                                    THREE MONTHS
                                                                     YEAR ENDED MAY 31,           ENDED AUGUST 31,
                                                               -------------------------------  --------------------
                                                                 1995       1996       1997       1996       1997
                                                               ---------  ---------  ---------  ---------  ---------
Total revenues...............................................      100.0%     100.0%     100.0%     100.0%     100.0%
                                                               ---------  ---------  ---------  ---------  ---------
Cost of sales................................................       70.9       56.9       59.7       55.7       56.4
Selling, general and administrative expenses.................       17.4       16.9       18.0       20.1       18.6
Provision (recovery) for doubtful accounts...................       (1.3)       2.0        0.6        1.0       (0.9)
Depreciation and amortization................................        4.4        4.0        3.7        4.0        4.6
Unusual and nonrecurring items...............................       (0.7)        --         --         --         --
Losses of service center subsidiary..........................        2.7         --         --         --         --
Interest expense.............................................       11.4       10.4        7.6       11.7        7.4
Interest and other income....................................       (2.4)      (0.1)      (0.3)      (0.8)     *
Provision for income taxes...................................         --      *             --         --       (3.8)
Extraordinary loss on debt restructuring.....................         --         --        2.5         --         --
                                                               ---------  ---------  ---------  ---------  ---------
Net earnings (loss)..........................................       (2.4)%       9.9%       8.1%       8.3%      17.7%
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------

------------------------

*   Less than 0.1%.

    QUARTER ENDED AUGUST 31, 1996 COMPARED WITH QUARTER ENDED AUGUST 31, 1997

    Net parts sales (excluding the sale of aircraft and engines) for the three months ended August 31, 1997 were $4.2 million compared to $4.0 million during the three months ended August 31, 1996. Aircraft and engine sales were $775,000 for the three months ended August 31, 1997 compared to none for the three months ended August 31, 1996. Lease revenue increased to $626,000 during the three months ended August 31, 1997 compared to $120,000 during the three months ended August 31, 1996. The increase in lease revenues was attributable to the lease of three B-727-100 aircraft during the fourth quarter of fiscal 1997. Total revenue during the three months ended August 31, 1997 increased 33% to $5.6 million from $4.2 million during the three months ended August 31, 1996.

    Cost of sales increased 22% from $2.3 million during the three months ended August 31, 1996 to $2.8 million during the three months ended August 31, 1997, primarily as a result of higher revenues. As a percentage of total revenues, cost of sales for the three months ended August 31, 1997 and August 31, 1996 was 56%. Excluding aircraft and engine transactions, which transactions are unpredictable and fluctuate from period to period, cost of sales as a percentage of part sales during the three months ended August 31, 1996 was 56% compared to 58% during the three months ended August 31, 1997.

    Selling, general and administrative expenses increased from $800,000 during the three months ended August 31, 1996 to $1.1 million during the three months ended August 31, 1997. This increase is due, in part, to higher levels of insurance costs, American Stock Exchange and investor relations fees, rent and certain relocation expenses associated with the move of the Company's warehouse, and compensation associated with increased sales.

    For the three months ended August 31, 1997, the Company had a recovery of doubtful accounts of $47,529 compared to a provision for doubtful accounts of $41,157 for the three months ended August 31, 1996. This decrease in expense was primarily related to the recovery of a certain doubtful account during the first quarter of fiscal 1998.

    Depreciation and amortization for the three months ended August 31, 1996 increased from $166,000 to $254,000 for the three months ended August 31, 1997. The increase in depreciation and amortization was due primarily to the acquisition of three B-727-100 aircraft during the fourth quarter of fiscal 1997, while being partially offset by the sale of the Company's headquarters during the third quarter of fiscal 1997.

    Interest expense for the three months ended August 31, 1996 was $489,000 compared to $413,000 for the three months ended August 31, 1997. The decrease in interest expense was due to a net reduction in total debt outstanding during this period from $18.1 million at August 31, 1996 to $12.4 million at August 31, 1997.

    The Company's tax benefits (and related estimated tax rate) result from 1) the utilization of its net operating loss carryforward to eliminate the current tax that would otherwise be payable and 2) the Company's reduction in the valuation allowance applied against its deferred tax assets. The Company has reduced the valuation allowance by $212,499 as a result of its continuing profitability. Subject to its continuing profitability, the Company expects to further reduce the valuation allowance in the future.

    FISCAL 1997 COMPARED WITH FISCAL 1996

    Net parts sales increased by 3% or $515,000, from $17.9 million in fiscal 1996 to $18.4 million in fiscal 1997. Aircraft and engine sales decreased to $1.7 million in fiscal 1997, compared to $3.5 million in fiscal 1996. During fiscal 1997, the Company acquired three aircraft and sold or traded two aircraft, as compared to fiscal 1996, during which the Company sold three aircraft and acquired one. Lease revenue decreased to $1.1 million in fiscal 1997 from $1.8 million in fiscal 1996, as certain leases that were in existence during the prior year were terminated and not renewed. Going forward, however, the Company's lease revenues will be positively affected by the Company's acquisition and lease of three aircraft during the fourth quarter of fiscal 1997. Although the Company was able to replace reduced sales to one large customer, the increase in parts sales was insufficient to offset the decrease in aircraft sales and lease revenues and, as a result, total revenues for fiscal 1997 decreased 8.6% to $21.2 million from $23.2 million for fiscal 1996.

    Fiscal 1996 revenues were increased as a result of the settlement of certain disputes with a customer. Pursuant to the settlement, the customer paid the Company $660,000 and the Company canceled a note receivable from the customer. The Company also released all claims it had against the customer, which included, among other things, claims for the purchase price of parts purchased by the customer on open account or pursuant to a consignment arrangement. The customer released certain claims it had against the Company as part of the settlement. The transaction resulted in a net gain to the Company of approximately $345,000, consisting of the excess of cash received over the net carrying value of the note receivable and cost of inventory. The Company recorded as net sales the cost of the inventory plus the amount of the net gain.

    Cost of sales decreased 4.9% from $13.2 million in fiscal 1996 to $12.7 million in fiscal 1997. Cost of sales as a percentage of total revenues increased from 56.9% in fiscal 1996 to 59.7% in fiscal 1997, respectively. The increase in cost of sales as a percentage of total revenues from fiscal 1996 to fiscal 1997 was primarily due to lower aircraft and engine sales, which typically have a lower cost of sales. Cost of aircraft and engine sales was 49.9% of aircraft and engine revenues in fiscal 1997 compared to 45.5% in fiscal 1996. Cost of parts sales as a percentage of total parts sales was 63.6% in fiscal 1997 compared to 62.9% in fiscal 1996.

    Selling, general and administrative expenses decreased $94,000, amounting to $3.8 million, or 18.0% of total revenues in fiscal 1997, compared to $3.9 million, or 16.9% of total revenues in fiscal 1996.

    Provision (recovery) for doubtful accounts was $123,000 in fiscal 1997 compared to $464,000 in fiscal 1996. During fiscal 1996, the Company instituted a policy whereby it records a provision of approximately 2% of total revenues for estimated future write-offs of accounts receivable. For fiscal 1997, the Company revised the policy to record a provision of approximately 1% of net part sales.

    Depreciation was $792,000 in fiscal 1997 compared to $934,000 in fiscal 1996. Included in fiscal 1996 depreciation is a writedown of $190,000 to the Company's headquarters facility to reduce its cost to estimated market value. The sale of the building was consummated in March 1997. The net reduction from fiscal 1996 to fiscal 1997 was due primarily to a decrease in depreciation of aircraft held for lease, resulting from the sale of certain of the Company's aircraft which were previously held for lease during fiscal 1996.

    Interest expense in fiscal 1997 was $1.6 million, compared to $2.4 million in fiscal 1996. The decrease in interest expense from fiscal 1996 to fiscal 1997 was due to a net reduction in total debt outstanding, to $13.7 million at May 31, 1997 compared to $18.1 million at May 31, 1996. Interest and other income for fiscal 1997 was $61,000, compared to $34,000 in fiscal 1996. In connection with the Restructuring, the Company recorded an extraordinary loss of $530,596 relating to the exchange of shares of its Common Stock for the Debentures.

    The Company's income tax expense in fiscal 1997 was zero primarily as a result of the utilization of net operating loss carryforwards to offset taxes that would otherwise have been payable. The Company has continued to maintain approximately a 100% valuation allowance against its existing deferred tax assets due to the Company's previous financial problems and its relatively short history of profitability. If the Company remains profitable, and there can be no assurance of such profitability, the Company expects to further reduce the allowance in the future. The fiscal 1996 expense of $14,000 related to amendments of certain prior year state and federal tax returns.

    Net earnings before an extraordinary loss for fiscal 1997 were $2,259,000, or $1.25 per share, compared to a net of $2,286,000, or $15.27 per share, during fiscal 1996. On a fully-diluted basis, earnings per share were $12.69 per share during fiscal 1996. Net earnings, after considering an extraordinary loss, were $1,728,493 or $.96 per share, for fiscal 1997.

    FISCAL 1996 COMPARED WITH FISCAL 1995

    Net parts sales increased by 37% or $5.1 million, from $13.8 million in fiscal 1995 to $18.9 million in fiscal 1996. The increase in net parts sales was primarily attributable in part to the Company's sales to ValuJet Airlines, Inc., a low-cost carrier now known as AirTran Airlines, which sales amounted to $4.8 million in fiscal 1996 compared to $1.4 million in 1995. Additionally, an improved operating environment within the airline industry led to increased parts sales to new and existing customers. Aircraft sales decreased to $2.5 million in fiscal 1996, compared to $8.1 million in fiscal 1995. During fiscal 1996, the Company acquired one aircraft and sold three aircraft, as compared to fiscal 1995, during which the Company sold eight aircraft and acquired none. Lease revenue decreased to $1.8 million in fiscal 1996 from $3.0 million in fiscal 1995, as certain leases that were in existence during the prior year were terminated and not renewed (two of the aircraft under such terminated leases were sold during fiscal 1996). The increase in parts sales was insufficient to offset the decrease in aircraft sales and lease revenue and, as a result, total revenues for fiscal 1996 decreased 7% to $23.2 million from $25.0 million for fiscal 1995.

    Fiscal 1996 lease revenues included $139,000 in revenues arising from a fiscal 1995 transaction. During fiscal 1995, the Company accepted lease payments from a foreign customer in the customer's local currency because conversion restrictions precluded the customer from obtaining and paying U.S. dollars. Due to uncertainties regarding when and at what rate the local currency could be converted to U.S. dollars, the Company valued the local currency at an estimated value of $200,000 as of May 31, 1995 (included in cash), such amount being less than the then current U.S. equivalent amount at the official exchange rate. The Company subsequently was able to convert the funds to U.S. dollars in the amount of $339,000, resulting in a gain of $139,000, which was included in lease revenues during fiscal 1996.

    In addition, fiscal 1996 revenues were increased as a result of the settlement of certain disputes with a customer. Pursuant to the settlement, the customer paid the Company $660,000 and the Company canceled a note receivable from the customer. The Company also released all claims it had against the customer, which included, among other things, claims for the purchase price of parts purchased by the customer on open account or pursuant to a consignment arrangement. The customer released certain claims it had against the Company as part of the settlement. The transaction resulted in a net gain to the Company of approximately $345,000, consisting of the excess of cash received over the net carrying value of the note receivable and cost of inventory. The Company recorded as net sales the cost of the inventory plus the amount of the net gain.

    Cost of sales decreased 25.4% from $17.7 million in fiscal 1995 to $13.2 million in fiscal 1996, primarily as a result of lower sales. In addition, cost of sales as a percentage of total revenues also decreased from 70.9% to 56.9% in fiscal 1995 and fiscal 1996, respectively. The decrease in cost of sales as a percentage of total revenues from fiscal 1995 to fiscal 1996 was primarily due to higher margin aircraft sales in fiscal 1996 as compared to fiscal 1995. Cost of aircraft sales was 34.8% of aircraft sales revenues in fiscal 1996 compared to 98.6% in fiscal 1995. The cost of aircraft sales during fiscal 1995 was in excess of normal levels as the result of the sale at cost of three DC-9 aircraft. Cost of parts sales as a percentage of total parts sales was 63.4% in fiscal 1996 compared to 66.0% in fiscal 1995.

    Selling, general and administrative expenses decreased $.5 million, amounting to $3.9 million, or 16.9% of total revenues in fiscal 1996, compared to $4.4 million, or 17.4% of total revenues in fiscal 1995, primarily as a result of the Company's ongoing cost reduction program.

    Provision (recovery) for doubtful accounts was $464,000 in fiscal 1996 compared to $(335,000) in fiscal 1995. During fiscal 1995, the Company, primarily through litigation, recovered approximately $700,000 of accounts receivable which had been written off or reserved during fiscal 1994. The recoveries were offset during fiscal 1995 by a provision for doubtful accounts of $350,000. During fiscal 1996, the Company instituted a policy whereby it records a provision of approximately 2% of total revenues for estimated future write-offs of accounts receivable. There were no other significant provisions or recoveries made during fiscal 1996.

    Depreciation was $934,000 in fiscal 1996 compared to $1.1 million in fiscal 1995. Included in fiscal 1996 depreciation is a writedown of $190,000 to the Company's headquarters facility to reduce its cost to estimated market value. The net reduction from fiscal 1995 to fiscal 1996 was due primarily to a decrease in depreciation of aircraft held for lease, resulting from the sale of certain of the Company's aircraft which were previously held for lease during fiscal 1995.

    The Company incurred losses from its service subsidiary of $676,000 in fiscal 1995. The amounts recorded relate to the Company's wholly owned subsidiary, International Airline Service Center, Inc., which ceased operations in fiscal 1995.

    Interest expense in fiscal 1996 was $2.4 million, compared to $2.9 million in fiscal 1995. The decrease in interest expense from fiscal 1995 to fiscal 1996 was due to a net reduction in total debt outstanding to $18.1 million at May 31, 1996 compared to $20.3 million at May 31, 1995.

    Interest and other income for fiscal 1996 was $34,000, compared to $.6 million in fiscal 1995. Included in the fiscal 1995 amounts were several non-recurring transactions, including approximately $340,000 of interest income collected on notes receivable (such notes were retired during the first quarter of fiscal 1996), a $66,000 gain on the sale of certain land located in Kentucky, and approximately $120,000 received in connection with consulting and other services provided to an insurance company.

    During fiscal 1995, the Company incurred unusual and nonrecurring items of $177,000. Included in these unusual and nonrecurring items is an expense of $180,000 incurred in connection with certain transactions between the Company and former officers of the Company and a gain of $375,000 relating to settlement of litigation which had previously had accrued in an amount in excess of the settlement amount. There were no unusual and nonrecurring items in fiscal 1996.

    Although the Company had net operating loss carryforwards sufficient to offset income, during fiscal 1996 it recorded a provision for income taxes of $14,000. The Company has fully exhausted its carryback benefits and recorded a 100% valuation allowance against the deferred tax asset for net operating loss carryforwards. The $14,000 provision recorded in fiscal 1996 relates to alternative minimum taxes and amendments of certain prior year state and federal tax returns.

    Net earnings during fiscal 1996 were $2,286,000 or $15.27 per share, compared to a net loss of $614,000 or $(4.10) per share, during fiscal 1995. On a fully-diluted basis, earnings (loss) per share were $12.69 and $(4.10) per share during fiscal 1996 and 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    Since the Restructuring, the Company's principal source of liquidity has been borrowings under its Credit Agreement with BNY Financial Corporation ("BNY Financial").

    The Credit Agreement entered into by the Company in connection with the Restructuring provided for a $3 million term loan and up to an $11 million revolving credit line. During the fourth fiscal quarter of 1997, the Credit Agreement was amended to create a new term loan facility of $3.75 million and to increase the revolving credit line to $13 million. During the second quarter of fiscal 1998, the Credit Agreement was amended twice to create two additional term loan facilities in the amounts of $1.5 million and $1.6 million (the Credit Agreement and amendments are collectively referred to as the "Credit Facility"). The interest rate under the Credit Facility on both the term loan and the credit line is the lender's base lending rate plus 2%. The Company is currently in negotiations with BNY Financial to, among other things, reduce the rate of interest charged on its borrowings. The revolving credit facility matures in October 2001 and the term loans mature between March 2000 and October 2001. The Credit

Facility is secured by substantially all of the assets of the Company and availability of amounts for borrowing is subject to certain limitations and restrictions.

    At November 14, 1997, the Company was permitted to borrow up to an additional $2.0 million pursuant to the Credit Facility. The Company believes that amounts available to be borrowed pursuant to the Credit Facility net of the proceeds of this offering, together with its working capital will be sufficient to meet the requirements of the Company's business for the foreseeable future. The Company's election to use the net proceeds of $13.2 million to repay outstanding debt obligations is expected to reduce its annual interest expense by approximately $1.4 million calculated at the Company's interest rate as of November 14, 1997.

    At August 31, 1997, the Company had cash and cash equivalents, accounts receivable and working capital of $219,000, $1.7 million and $9.2 million, respectively.

    Net cash provided by (used in) operating activities for the three months ended August 31, 1997 and August 31, 1996 were $1.0 million and $(234,000), respectively. The increase in cash provided by operating activities was due, in part, to a decrease in inventory of $1.0 million for three months ended August 31, 1997 compared to an increase in inventory of $84,000 for three months ended August 31, 1996. Net cash provided by operating activities for the fiscal years ended May 31, 1997 and 1996 amounted to $582,000 and $2.1 million, respectively. The primary use of cash in fiscal 1997 from operating activities was an increase in inventories of $2.4 million and a decrease in accounts payable and accrued expenses of $500,000.

    Net cash used for investing activities for the fiscal year ended May 31, 1997 amounted to $5.4 million. The primary usage of the funds was the purchase of three aircraft, which are on lease to a major cargo carrier. The Company received proceeds of $750,000 from the sale of its headquarters facility in Miami during the fourth quarter of fiscal 1997. Net cash provided by investing activities for fiscal 1996 amounted to $575,000. The primary source of such funds was proceeds of $1.5 million from the sale of aircraft held for lease partially offset by capital expenditures of $875,000.

    Net cash used in financing activities for three months ended August 31, 1997 amounted to $1.2 million. This net cash usage was primarily the result of a net decrease in debt obligations of $1.4 million. Net cash provided by financing activities for the fiscal year ended May 31, 1997 amounted to $4.4 million. The Company borrowed $6.8 million under term loans under which the Company's five aircraft and certain engines are pledged as collateral. During fiscal 1997, the Company repaid $8.1 million of debt obligations including $7.7 million of Senior Notes pursuant to the Restructuring. For fiscal 1997, the Company had net borrowings under the Credit Facility of $7.4 million. Net cash used in financing activities for the fiscal year ended May 31, 1996 amounted to $2.6 million dollars.

    The Company does not have any material planned capital expenditures for fiscal 1998 that would significantly impact its liquidity and capital resources.

FLUCTUATIONS IN OPERATING RESULTS

    The Company's operating results, both on an annual and a quarterly basis, are affected by many factors, including the timing of orders from large customers, the timing of expenditures to purchase inventory in anticipation of future sales, the timing of bulk inventory purchases, the mix of available aircraft spare parts contained at any time in the Company's inventory, the timing of aircraft or engine sales or leases, unanticipated aircraft or engine lease terminations, default by any lessees and many other factors largely outside the Company's control. Since the Company typically does not obtain long-term purchase orders or commitments from its customers, it must anticipate the future volume of orders based upon the historic purchasing patterns of its customers and discussions with customers as to their future requirements. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, due to the value of a single aircraft or engine sale relative to the value of parts typically sold by the Company, any concentration of aircraft or engine sales in a particular quarter may obscure existing or developing trends in the Company's business, financial condition and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS 128 establishes new standards for computing and presenting earnings per share ("EPS"). Specifically, SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS, requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with a complex capital structure and requires a reconciliation of the numerator and denominator of the diluted EPS computation. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. At this time, management has not determined the impact of SFAS No. 128 on the earnings per share amounts presented herein.

                                    BUSINESS

OVERVIEW

    The Company is a leading redistributor of aftermarket aircraft spare parts used primarily for McDonnell-Douglas MD-80 and DC-9 aircraft. According to the World Jet Airplane Inventory, MD-80 and DC-9 aircraft accounted for approximately 15% of the commercial aircraft in service worldwide at December 31, 1996. Management believes that the Company has one of the most extensive inventories of aftermarket MD-80 and DC-9 parts in the industry. In addition, the Company provides aircraft spare parts for Boeing, Lockheed, Airbus and commuter aircraft. The aircraft spare parts distributed by the Company, including avionics, rotable and expendable airframe and engine parts, are sold to a wide variety of domestic and international air cargo carriers, major commercial and regional passenger airlines, maintenance and repair facilities and other redistributors. The wide variety of aircraft spare parts distributed by the Company is acquired through purchase or consignment of surplus or bulk inventories from airlines, purchases from other redistributors and disassembly of older aircraft.

    In addition to being a provider of aircraft spare parts, the Company leverages its industry expertise to purchase, sell and lease aircraft and engines. The Company has periodically acquired, leased and sold a variety of narrow-body commercial jet aircraft, such as Boeing 727 and 737 and DC-9 aircraft, and has recently increased its focus on these activities. The Company currently leases three Boeing 727 freighter aircraft to a major cargo carrier and four Pratt & Whitney JT8D series engines to a smaller cargo and charter passenger carrier, and is holding for lease or sale two newly-acquired DC-9 aircraft. Once leased, the Company derives revenue from lease payments and seeks to sell spare parts to the lessee both for the leased aircraft and other aircraft in the lessee's fleet. Upon return of the aircraft, the Company either re-leases, sells or disassembles the aircraft for parts in order to achieve the highest utilization of the asset.

COMPANY HISTORY

    In 1993, the Company commenced a diversification program that included the development of an FAA-approved maintenance and overhaul facility. After sustaining a $17.4 million loss in fiscal 1994, primarily attributable to the operation of this facility, a management realignment was undertaken pursuant to which Alexius A. Dyer III became President of the Company. Thereafter, the Company initiated the sale of the maintenance and overhaul facility and returned the Company's focus to the redistribution of aftermarket spare parts. This successful redirection of operations was followed by the Restructuring. The redirection of operations returned the Company to profitability, and the Restructuring resulted in a significant reduction in the Company's leverage and interest expense. The Company's profitability and strengthened financial condition can be seen through the expansion of its gross margin as a percent of revenues, which increased from 29.1% in fiscal 1995 to 43.6% in the quarter ended August 31, 1997, as well as by 11 consecutive profitable quarters following the Company's refocus on its aftermarket spare parts business.

INDUSTRY OVERVIEW

    The Company believes that the annual worldwide market for aircraft spare parts is approximately $10 billion, of which approximately $1.3 billion represents sales of aircraft spare parts to the redistribution market. The Company believes that the following factors will continue to affect the redistribution market as a whole and will have a specific impact on demand for the Company's products.

    GROWTH IN AIR TRANSPORTATION ACTIVITY. According to the Boeing Report, global air travel is projected to increase approximately 75% by the year 2006, and the number of passenger and cargo aircraft in service will increase approximately 48% to 17,000 from 11,500. Specifically, the Boeing Report projects that jet cargo aircraft will increase 34% to 1,650 aircraft by 2006 from 1,230 aircraft in 1996 and passenger aircraft will increase approximately 49% to 15,350 aircraft in 2006 from 10,270 aircraft in 1996. In addition, the Boeing Report forecasts a shift to larger aircraft in the cargo market, as evidenced by the following charts:

EDGAR REPRESENTATION OF DATA POINTS USED IN
PRINTED GRAPHIC
                    SMALL                                          43.0%
Medium                     37.0%
Large                      20.0%
1996=1,230 Airplanes

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

        SMALL            38.0%
Medium                     28.0%
Large                      34.0%
2006=1,650 Airplanes

                               AIRCRAFT TYPE
----------------------------------------------------------------------------

         SMALL                     MEDIUM                    LARGE
   (UNDER 30 TONNES)         (30 TO 50 TONNES)          (OVER 50 TONNES)
------------------------  ------------------------  ------------------------
          727                       707                       747
          737                       757                       767
          DC-9                      DC-8                     DC-10
        BAe 146                     A300                     MD-11
        BAC-111                     A310
                                   L-1011

Source: The Boeing Report

    According to the Boeing Report, most of the aircraft delivered to cargo carriers during this period are expected to be used aircraft converted from commercial passenger service. The Company believes that growth in air transportation activity and the anticipated increase in utilization of used aircraft in cargo operations will continue to increase the demand for aftermarket spare parts.

    INCREASE IN THE NUMBER OF OLDER COMMERCIAL AIRCRAFT. Increased demand for air travel and the need for aircraft operators to reduce operating and capital costs have prompted many airlines to extend the useful life of older equipment. The installation of FAA-approved hush-kits and extended life maintenance programs have also increased the useful life of many older aircraft. As a result, most aircraft types have had a longer service life than originally certified. In addition, many foreign and domestic aircraft operators and cargo carriers are increasing their fleets through the acquisition of less expensive used aircraft. As older aircraft are transitioned from major domestic passenger airlines to lower cost international and regional domestic passenger airlines and cargo carriers, used aircraft have enjoyed longer service lives than originally anticipated. New aircraft sales are projected to be significantly greater than reductions of used aircraft as illustrated by the following table:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

      YEARS         NEW AIRPLANES   RETAINED FLEET
1996                        11,000          11,000
2001                        14,000          10,000
2006                        16,500           9,000
2011                        20,000           8,000
2016                        24,000           7,000
Number of Aircraft

Source: The Boeing Report

    Older aircraft typically require more maintenance and replacement parts than new aircraft. According to the World Jet Airplane Inventory, at December 31, 1996, the average age of the worldwide jet fleet was 13.5 years and the Company believes the average age will increase in the future.

    LEASING. The Company believes that due to the increasing costs of commercial jet aircraft, the anticipated growth of the worldwide aircraft fleet, and the emergence of new regional airlines, aircraft operators will increasingly turn to operating leases as an alternative method to finance their aircraft and engine needs. The Company believes that leasing of used commercial jet aircraft and engines should grow due to the emphasis on airline cost reduction, the desire of airlines for fleet flexibility and the growth in air travel. In addition, several smaller and regional airlines have recently chosen to lease inventories of aircraft spare parts in order to preserve capital while maintaining adequate spare parts support.

    REDUCTION IN NUMBER OF APPROVED SUPPLIERS. Cost considerations cause many aircraft operators to reduce the size of their spare parts inventories, while efficiency and quality concerns may cause aircraft operators to maintain relationships with a more limited number of approved suppliers. Quality concerns are causing aircraft operators to demand that their suppliers be quality certified by organizations such as the ASA or the International Standards Organization ("ISO") and at least one major commercial airline has begun to demand its suppliers carry product liability insurance. In addition, as aircraft operators adopt just-in-time inventory procurement processes, inventory storage is increasingly handled by suppliers such as the Company. The Company believes that these trends will continue in the future and will benefit well-positioned aircraft parts suppliers such as the Company.

    INCREASED INVENTORY CONSIGNMENT. Certain of the Company's customers adjust inventory levels on a periodic basis by disposing of excess aircraft spare parts. Traditionally, larger airlines have used internal sales agents to manage such dispositions. The Company believes that major airlines and other owners of aircraft spare parts, in order to concentrate on their core businesses and to more effectively redistribute their excess parts and inventories, are increasingly entering into long-term consignment agreements with redistributors. By consigning inventories through a redistributor such as the Company, customers are able to offer their aircraft spare parts to a larger number of prospective inventory buyers, allowing the customer to maximize the value of their inventory. Consignment also enables a consignee to offer for sale significant parts and inventory at minimal capital cost.

STRATEGY

    The Company's strategy is to capitalize upon its position as a leading redistributor of MD-80 and DC-9 aircraft spare parts and to broaden its product lines to include other high-use aircraft as the world fleet grows. Key elements of the Company's strategy include:

    BROADEN PRODUCT LINE. The Company has recently expanded its product line to include aftermarket parts for certain commuter aircraft including Shorts, de Havilland and British Aerospace. In addition, the Company intends to expand its product line to include parts for McDonnell-Douglas DC-10, Boeing 767, and Airbus A-300 series aircraft. As fleets of these aircraft age and as air cargo carriers transition larger portions of their fleets to wide-body aircraft, the Company will seek to capitalize on the demand for parts resulting from the aging and continued use of these aircraft models. Several air cargo carriers utilize DC-10, 767 and A-300 series aircraft currently, and the Company believes their use will increase. The Company believes that a significant number of these aircraft types have been or will be converted to cargo use and that its relationship with cargo carriers will provide an advantage in supplying parts for these aircraft to such customers.

    EXPAND AIRCRAFT AND ENGINE LEASING SERVICES. The Company believes that airlines are becoming increasingly aware of the benefits of financing their fleet equipment on an operating lease basis, including cost reduction and flexibility regarding fleet size and composition. The Company believes that leasing commercial aircraft and engines offers an effective use of the Company's capital. Once leased, the Company derives revenue from lease payments and seeks to sell spare parts to the lessee both for the leased aircraft as well as other aircraft in the lessee's fleet. Upon return of the aircraft, the Company either re-leases, sells or disassembles the aircraft for parts in order to achieve the highest utilization of the asset.

    INCREASE SALES TO CARGO CARRIERS AND REGIONAL COMMERCIAL AIRLINES. Cargo carriers and regional commercial airlines are among the Company's principal customers. Cargo carriers are important customers because the fleets of such operators typically consist of older aircraft of the type for which the Company maintains an extensive inventory of parts and because such customers typically do not maintain extensive inventories of spare parts. Regional commercial airlines are important customers because such airlines favor narrow-body aircraft, such as MD-80 and DC-9 aircraft, for which the Company is a primary source of spare parts. The Company will direct its marketing activities to broadening its customer base of cargo and regional airlines in order to increase market share and leverage its core competencies.

    CAPITALIZE ON BULK PURCHASE OPPORTUNITIES. While there is no predictability as to when opportunities will arise to purchase large inventories in bulk, such opportunities periodically become available. Bulk purchase opportunities arise when airlines, in order to reduce capital requirements, sell large amounts of inventory in a single transaction, when inventories of aircraft spare parts are sold in conjunction with corporate restructurings or reorganizations or when an aircraft operator realigns its aircraft fleet, reducing the number of or exiting a particular aircraft model. Bulk inventory purchases allow the Company to obtain large inventories of aircraft spare parts at a lower cost than can ordinarily be obtained by purchasing spare parts on an individual basis, resulting generally in higher gross margins on sales of such parts. Since fiscal 1996, the Company has successfully completed two large bulk inventory purchases. Upon completion of this offering, the Company believes its increased borrowing capacity will allow it to respond quickly to bulk purchase opportunities. The Company believes that its market presence, experience in evaluating bulk purchases, sophisticated management information systems and capital strength will enable the Company to quickly analyze and complete large bulk purchase opportunities to the extent that the economics of such purchases are considered favorable.

    INCREASE MARKET SHARE OF PARTS FOR MD-80 AND DC-9 AIRCRAFT. The Company intends to increase its market share of parts for MD-80 and DC-9 aircraft. According to the World Jet Airplane Inventory, MD-80 and DC-9 aircraft together accounted for approximately 15% of the commercial aircraft in service worldwide at December 31, 1996. Although the DC-9 is no longer in production, many of the DC-9's parts are interchangeable with the MD-80, which, given the Company's experience and knowledge of the DC-9, gives it a competitive advantage in selling parts into the MD-80 marketplace. Boeing has indicated its intention to cease production of the MD-80 around mid-1999 or when current production commitments end. The Company intends to capitalize on the limited availability of new parts for such aircraft models by acquiring (i) pools of inventory from airlines that cease to operate such aircraft or that desire to reduce their levels of parts inventory and (ii) aircraft for disassembly when economically justified. The Company believes that its knowledge of the fleets of MD-80s and DC-9s currently in operation and its worldwide contacts in the commercial aviation industry will permit it to acquire other inventory pools and aircraft for disassembly on favorable terms in the future.

    CONTINUE COMMITMENT TO QUALITY AND TECHNOLOGICAL INNOVATION. The Company emphasizes adherence to high quality standards during each stage of its operations (product acquisition, documentation, inventory control and delivery). In August 1997, the ASA, an FAA-recognized independent quality assurance organization, accredited the Company as an aftermarket supplier. The Company believes that as of November 6, 1997 there were 31 ASA-100 accredited aftermarket suppliers. In addition, the Company believes it was one of the first aftermarket redistributors to bar-code its inventory and it has created and sponsors an industry-wide internet parts locator service for its customers, which heightens awareness of the Company, enhances its position in the industry and increases sales of parts.

    PURSUE STRATEGIC ACQUISITIONS. The Company competes in a fragmented market in which numerous small companies serve distinct market niches. The Company believes that small aftermarket parts redistributors, many of which are family-owned and capital constrained, are unable to provide the extensive inventory and quality control measures necessary to comply with applicable regulatory and customer requirements, and will provide acquisition opportunities for the Company. Acquisitions are expected to increase the Company's customer base, expand its product line both with respect to aircraft in which the Company currently specializes and into new aircraft types, and to strengthen its relationships with existing customers through availability of additional inventory.

AIRCRAFT SPARE PARTS

    Aircraft spare parts can be categorized by their ongoing ability to be repaired and returned to service. The general categories are as follows: (i) rotable; (ii) repairable; and (iii) expendable. A rotable is a part which is removed periodically as dictated by an operator's maintenance procedures or on an as-needed basis and is typically repaired or overhauled and re-used an indefinite number of times. An important subset of rotables is life limited parts. A life limited rotable has a designated number of allowable flight hours and/or cycles (one take-off and landing generally constitutes one cycle) after which it is rendered unusable. A repairable is similar to a rotable except that it can only be repaired a limited number of times before it must be discarded. An expendable is generally a part which is used and not thereafter repaired for further use.

    Aircraft spare parts' conditions are classified within the industry as (i) factory new, (ii) new surplus, (iii) overhauled, (iv) serviceable, and (v) as removed. A factory new or new surplus part is one that has never been installed or used. Factory new parts are purchased from manufacturers or their authorized distributors. New surplus parts are purchased from excess stock of airlines, repair facilities or other redistributors. An overhauled part has been completely disassembled, inspected, repaired, reassembled and tested by a licensed repair facility. An aircraft spare part is classified serviceable if it is repaired by a licensed repair facility rather than completely disassembled as in an overhaul. A part may also be classified serviceable if it is removed by the operator from an aircraft or engine while operating under an approved maintenance program and is functional and meets any manufacturer or time and cycle restrictions applicable to the part. A factory new, new surplus, overhauled or serviceable part designation indicates that the part can be immediately utilized on an aircraft. A part in as removed condition requires functional testing, repair or overhaul by a licensed facility prior to being returned to service in an aircraft.

    The aircraft spare parts sold by the Company include avionics, rotable and expendable airframe and engine parts for commercial aircraft. Currently, the Company specializes in replacement parts for MD-80 and DC-9 aircraft and management believes that the Company has one of the most extensive inventories of aftermarket MD-80 and DC-9 parts in the industry. As of November 17, 1997, the Company had 52,645 line items, many of which represent multiple unit quantities and relate to the MD-80 and DC-9 aircraft. Many of these parts such as avionics can also be used by a wide variety of aircraft other than MD-80 and DC-9 aircraft. In addition to the Company's inventory of MD-80 and DC-9 parts, the Company's inventory also includes spare parts for Boeing 727, 737 and 747 aircraft, Lockheed L-1011 aircraft, Airbus, Shorts, de Havilland and British Aerospace aircraft and for the Pratt & Whitney JT8D engine series.

OPERATIONS OF THE COMPANY

    The Company's core business is the buying and selling of aircraft spare parts. In addition, the Company has recently expanded its product line to include the sale and leasing of aircraft and engines. The Company believes that the leasing of aircraft and engines will become a more significant part of the Company's business in the future and that it provides significant opportunities for expansion.

    INVENTORY ACQUISITION. The Company obtains most of its parts inventory by purchasing individual parts from airlines, repair facilities or other redistributors, by purchasing excess inventory from aircraft operators ("bulk inventory purchases") or by purchasing aircraft for disassembly. The Company may also fill a customer order for a part not held in the Company's inventory by locating the part for the customer from another vendor, purchasing the part and then reselling the part to the customer. The Company makes bulk inventory purchases by bidding on the inventory of companies that are eliminating certain portions of their spare parts inventory due to the retirement of an aircraft type from their fleets, inventory reduction programs to reduce costs, the downsizing of their operations or the dissolution of their businesses as a whole.

    The Company acquires aircraft for disassembly if its initial estimate of the timing and value of parts sales for such aircraft would allow the Company to recover the purchase price within one year through the sale of a portion of the parts, and to sell the remaining parts for amounts in excess of the purchase price over the subsequent five years. The Boeing Report notes that approximately 1,900 aircraft will be removed from active commercial service between 1996 and 2006. Many of these aircraft will be disassembled in order to sell their parts. When the Company acquires an aircraft for disassembly, the aircraft is delivered to an inventory storage facility. The aircraft is then removed from the U.S. registry. The seller of the aircraft will often provide the Company with a computerized data base listing all the parts and equipment on the aircraft which is verified by the Company. If a computerized listing of parts is not available, the Company will conduct its own inventory of the aircraft to be disassembled. The parts and equipment are catalogued and all the relevant information regarding the parts, including each part's repair history, is entered into the Company's computer database. Management believes that it is essential that such information be immediately available in order to facilitate sales by the Company's sales personnel. In certain instances, parts which are in high demand are pre-sold prior to the delivery of the aircraft to the Company. High value parts such as engines and engine components are also often pre-sold. Pre-selling allows the Company to recover a significant amount of its investment within a short time from the date of the aircraft delivery.

    An aircraft purchased for disassembly is often in the same condition as the aircraft that will utilize the spare parts. Sellers are usually motivated to dispose of their aircraft at prices that justify disassembly for a variety of reasons, including the seller's need for immediate liquidity or inability to economically operate or lease the aircraft to third parties. Additionally, such aircraft may require extensive maintenance or overhaul or may require government-mandated improvements which are uneconomical for the sellers to perform.

    A number of factors influence the relative importance to the Company during a particular fiscal year of the two principal sources of bulk inventory. For example, several regional airlines commenced operations during fiscal 1994 through 1996. During this period, the Company competed for aircraft with such airlines, which often use older narrow-body aircraft such as the DC-9. Opportunities to purchase aircraft for disassembly during this period were curtailed by such competition, which caused the sales prices for such aircraft to increase. More recently, the growth of regional airlines has slowed, creating more opportunities for the Company to acquire aircraft for disassembly.

    AIRCRAFT AND ENGINE SALES AND LEASING. The Company has determined that its spare parts sales opportunities are enhanced by providing existing and new customers with whole aircraft and engines through sale and lease transactions. Such transactions allow the Company to expand its customer base for spare parts and, through leasing, to reduce the cost basis in its aircraft. Once leased, the Company derives revenue from lease payments and seeks to sell spare parts to the lessee both for the leased aircraft as well as other aircraft in the lessee's fleet. Upon return of the aircraft, the Company either re-leases, sells or disassembles the aircraft for parts in order to achieve the highest utilization of the asset.

    The Company currently leases three Boeing 727 freighter aircraft to a major cargo carrier, four JT8D engines to a smaller cargo and charter passenger carrier and is holding for lease or sale two newly-acquired DC-9 aircraft. All of the Company's aircraft leases are operating leases rather than finance leases and expire between January and March 1999. The Company's engine leases are "evergreen" leases which, although they have no termination date, are cancellable by either party upon specified notice, typically 30 to 90 days. Under an operating lease, the Company retains title to the aircraft or engine, thereby retaining the potential benefits and assuming the risk of the residual value of the aircraft or engine. Operating leases allow aircraft operators greater fleet and financial flexibility due to their shorter-term nature, the relatively small initial capital outlay necessary to obtain use of the aircraft or engine and off-balance sheet accounting treatment. The Company focuses on leasing to its customers older, narrow-body aircraft and the engines they use for periods between six months to three years. The Company believes that there is an increasing demand by customers for operating leases, which are being used as an alternative to traditional financing arrangements.

    EXCHANGE TRANSACTIONS. An "exchange transaction" generally involves a high value/high turnover rotable part which an operator frequently replaces when performing aircraft maintenance. In an exchange transaction, a customer pays an exchange fee and returns a "core" unit to the Company within 14 days. A "core" unit is the same part which is being delivered to the customer by the Company, but in need of overhaul. The Company has the customer's core unit overhauled and bills the customer for the overhaul charges and retains the overhauled core unit in its inventory. If the "core" unit cannot be repaired, it is returned to the customer and the exchange transaction is converted to an outright sale at a sales price agreed upon at the time the exchange transaction was negotiated. The Company continues to emphasize exchange transactions because they are profitable and ensure that scarce parts remain in stock for future sales.

SALES AND MARKETING; CUSTOMERS

    The Company has developed a sales and marketing infrastructure which includes well-trained and knowledgeable sales personnel, computerized inventory management, listing of parts in electronic industry data bank catalogues and a home page on the Internet. Crucial to the successful marketing of the Company's inventory is the Company's ability to make timely delivery of spare parts in reliable condition. The Company believes aircraft operators are more sensitive to reliability and timeliness than price.

    In addition to directly marketing its inventory, the Company has created the Internet Parts Locator System ("IPLS"). IPLS is a free service available to any potential customer and lists all of the inventory available for sale from the Company. In order to increase its value to potential customers, the IPLS also contains inventory of approximately 50 additional aftermarket parts redistributors. Similarly, the Company lists its inventory in the Air Transport Association's computerized databank ("AIRS") and with the Inventory Locator Service ("ILS") proprietary computerized databank. Unlike the ILS and AIRS databanks, the Company's IPLS service does not charge fees for either listing or purchasing agents, and the Company believes that it will represent a growing marketplace for aircraft spare parts transactions. Buyers of aircraft spare parts can access either the IPLS, AIRS or ILS databases and determine the companies which have the desired inventory available. Neither the IPLS, AIRS or ILS list price information relating to particular parts.

    Market forces establish the price for aftermarket aircraft parts. No pricing service or price catalogue exists for aftermarket parts. Aftermarket aircraft parts prices are determined by referencing new parts catalogues with consideration given to existing supply and demand conditions. Often, aircraft operators will opt for quality aftermarket parts even when new parts are still in production. Aftermarket aircraft parts meet the same FAA standard as new parts, cost less than the same new parts, if available, and are often more readily available.

    The Company's customers include a wide variety of domestic and international air cargo carriers, major commercial and regional passenger airlines, maintenance and repair facilities and other redistributors. Management believes that its customer relationships are important to the Company's operational success. The Company maintains an adequate level of inventory in order to service its customers in a timely manner. Management believes that availability and timely delivery of quality spare parts are the primary factors considered by customers when making a spare parts purchase decision. Cargo carriers and regional commercial airlines are among the Company's principal customers. Cargo carriers are important customers because the fleets of such operators typically consist of older aircraft of the type for which the Company maintains an extensive inventory of parts and because such customers typically do not maintain extensive inventories of spare parts. Regional commercial airlines are important customers because such airlines favor narrow-body aircraft, such as MD-80 and DC-9 aircraft for which the Company is a primary source of spare parts.

    In fiscal 1997, two customers accounted for between 5% and 10% of the Company's revenues with no customer accounting for more than 10% of the Company's revenues. Currently, the Company believes that it has no customer, the loss of which would have a material adverse effect on the Company's business, financial condition and results of operations. In a given period, a substantial portion of the Company's revenues may be attributable to the sale of one or more aircraft or engines. Such sales are unpredictable transactions dependent, in part, upon the Company's ability to purchase an aircraft or engine at an attractive price and resell it within a relatively brief period of time. The revenues from the sale of an aircraft or engine, the timing of inventory sales or a lease transaction during a given period may result in a customer being considered a major customer of the Company for that period.

QUALITY ASSURANCE

    The Company adheres to stringent quality control standards and procedures in the purchase and sale of its products. In August 1997, the ASA accredited the Company as an aftermarket supplier after the completion of an extensive facilities audit and numerous meetings with the Company's management. The Company believes that as of November 6, 1997 there were 31 ASA-100 accredited aftermarket suppliers. Parts procured from an accredited supplier convey assurance to the purchaser that the quality is as stated and the appropriate documentation is on file at the supplier's place of business. Furthermore, accreditation provides assurance that the supplier has implemented an appropriate quality assurance system and has demonstrated the ability to maintain that system. In addition, many of the Company's customers periodically audit the Company's operations to ensure compliance with such customer's quality standards.

    Because aircraft operators require a readily available and identifiable source of inventory meeting regulatory requirements, the Company has implemented a total quality assurance program. This program consists of numerous quality procedures, including the following:

    - Inspection procedures mandating that procured aircraft, engines and parts be traceable to a source approved by the Company

    - Training and supervision of personnel to properly carry out the total quality assurance program

    - On-going quality review board meetings conducted by senior management to oversee the total quality assurance program

REGULATION

    The aviation industry is highly regulated in the United States by the FAA and in other countries by similar regulatory agencies. These regulations are designed to ensure that all aircraft, engines and aircraft components are continuously maintained in proper condition for the safe operation of aircraft. While the Company's operations are not currently regulated directly by the FAA, the independent facilities that repair and overhaul the Company's products and the aircraft operators that ultimately utilize the Company's products are subject to extensive regulation. Accordingly, the Company must consider the regulatory requirements of its customers and provide them with parts that comply with airworthiness standards established by the FAA and OEMs, together with required documentation which enables these customers to comply with other applicable regulatory requirements. The inspection, maintenance and repair procedures for the various types of aircraft, engines and aircraft components are prescribed by regulatory authorities and can be performed only by FAA-licensed repair facilities utilizing certified technicians. Compliance with applicable FAA and OEM standards are required prior to installation of a part on an aircraft. The Company only utilizes FAA-licensed repair facilities to repair and certify aircraft, engines and aircraft components.

    In June 1996, the FAA articulated a series of changes in the FAA's inspection policies to enhance its oversight of aircraft operators that rely on third-party maintenance. The effect on the Company of such changes to the FAA's inspection policies may be to reduce the number of third-party maintenance providers that provide services to the Company. To date, the Company's operations have not been materially adversely affected as a result of such regulations.

    In September 1996, the FAA issued an advisory circular to support the implementation of a voluntary accreditation program for civil aircraft parts suppliers. This accreditation program establishes quality standards applicable to aftermarket suppliers, such as the Company, and designates FAA approved organizations such as ASA to perform quality assurance audits for initial accreditation of aftermarket suppliers. Quality assurance audits are required on an on-going basis to maintain accreditation. In addition, many of the Company's customers periodically audit the Company's operations to ensure compliance with such customer's quality standards. The Company believes that ongoing quality assurance audits and strict adherence to its quality assurance system is essential to meeting the needs of its existing and future customers.

    Because the Company's sales consist largely of parts for older aircraft, regulations promulgated by the FAA governing noise emission standards for older aircraft and the FAA's Aging Aircraft Program Plan (the "Aging Aircraft Program") have a material impact on the market for the Company's products. All stage 2 aircraft must install hush-kits pursuant to such noise emission standards or be phased out of operation in the United States by December 31, 1999 and in the European Union by April 1, 2002. The Aging Aircraft Program requires aircraft operators to perform structural modifications and inspections to address airframe fatigue and to implement corrosion prevention and control programs, which increase the operating and maintenance costs of older aircraft. Furthermore, the EPA and the various agencies of the European Union have sought the adoption of stricter standards limiting the emission of nitrous oxide from aircraft engines. The Company believes that notwithstanding the substantial costs imposed by noise emission standards and the Aging Aircraft Program on older aircraft, estimated by the Company to average less than $4 million per aircraft on aircraft such as the DC-9, certain aircraft operators will continue to utilize older aircraft due to the substantially greater cost of acquiring new replacement aircraft.

    The core operations of the Company may in the future be subject to FAA or other regulatory requirements. The Company closely monitors the FAA and industry trade groups in an attempt to understand how possible future regulations might impact the Company.

    An important factor in the aircraft spare parts redistribution market relates to the documentation and traceability of an aircraft spare part. The Company requires all of its suppliers to provide adequate documentation as dictated by the Company's customers. The Company utilizes electronic data scanning and storage techniques to maintain complete copies of all documentation. Documentation required includes, where applicable, (i) a maintenance release from a certified airline repair facility signed and dated by a licensed airframe and/or power plant mechanic who repaired the aircraft spare part and an inspection to certify that the proper methods, materials and workmanship were used, (ii) a "tear-down" report detailing the discrepancies and corrective actions taken during the last shop repair, and (iii) an invoice or purchase order for an approved source.

PRODUCT LIABILITY

    The commercial aviation industry periodically experiences catastrophic losses. As a redistributor, the Company may be named as a defendant in a lawsuit as a result of such catastrophic loss if a part sold by the Company were installed in an incident-related aircraft. In this regard, the Company maintains product liability insurance in the amount of $10 million. While the Company believes this amount to be adequate liability insurance to protect it from such claims, and while no lawsuit has ever been filed against the Company based upon a product liability theory, no assurance can be given that claims will not arise in the future or that such insurance coverage will be adequate. Additionally, there can be no assurance that insurance coverages can be maintained in the future at an acceptable cost. Any such liability not covered by insurance could have a material adverse effect on the financial condition of the Company.

COMPETITION

    The aircraft spare parts redistribution market is highly competitive. The market consists of a limited number of well-capitalized companies selling a broad range of products and numerous small competitors serving distinct market niches. Certain of these competitors have substantially greater financial, marketing and other resources than the Company. The Company believes that current industry trends will benefit larger, well-capitalized companies. The Company believes that range and depth of inventories, quality and traceability of product, service and price are the key competitive factors in the industry. The principal companies with which the Company competes are AAR Corp., AGES, Aviation Sales Company and Banner Aerospace. Customers in need of aircraft parts have access, through computer-generated inventory catalogues, to a broad array of suppliers, including aircraft manufacturers, airlines and aircraft services companies, which may have the effect of increasing competition for, and lowering prices on, parts sales.

EMPLOYEES

    As of October 31, 1997, the Company had 26 employees. The Company is not a party to any collective bargaining agreement. The Company believes its relations with its employees are good.

PROPERTIES

    The Company's executive offices and operations are located at 1954 Airport Road, Suite 200, Atlanta, Georgia 30341, consisting of approximately 3,600 square feet of leased space pursuant to a lease expiring in January 2000. The Company leases approximately 29,500 square feet of warehouse facilities in Fort Lauderdale, Florida pursuant to a lease expiring in June 2002. Both facilities are rented at competitive rates for their location and utility. The Company believes that its facilities are adequate for its needs for the foreseeable future.

LEGAL PROCEEDINGS

    The Company is not now a defendant in any material litigation or other legal proceeding. The Company may become a defendant in legal proceedings in the ordinary course of business.

                                   MANAGEMENT

    The executive officers and directors of the Company as of the date of this Prospectus are as follows:

NAME                                                       AGE                          POSITION HELD
-----------------------------------------------------      ---      -----------------------------------------------------

Alexius A. Dyer III(1)...............................          41   Chairman of the Board, President and Chief Executive
                                                                      Officer

George Murnane III(1)................................          39   Executive Vice President, Chief Financial Officer and
                                                                      Director

James M. Isaacson....................................          36   Vice President of Finance, Treasurer and Secretary

Kyle R. Kirkland (2)(3)..............................          35   Director

E. James Mueller (2)(3)..............................          51   Director

------------------------

(1) Member of the Executive Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

    ALEXIUS A. DYER III has been the Chief Executive Officer of the Company and Chairman of the Company's Board of Directors since February 1995. Mr. Dyer has been a director of the Company since 1992. Mr. Dyer served as President of the Company from February 1994 to February 1995. From February 1991 to February 1994, Mr. Dyer served as Executive Vice President of the Company. Additionally, during 1991, he served as the President and director of the Company's subsidiary, Barnstorm Leasing, Inc., which was merged into the Company in July 1992.

    GEORGE MURNANE III has been Executive Vice President and Chief Financial Officer of the Company since June 1996 and has served as a director of the Company since October 3, 1996. From March 1996 through June 1996, Mr. Murnane served as a consultant for companies in the aviation industry. From October 1995 through February 1996 he served as Executive Vice President and Chief Operating Officer of Atlas Air, Inc., an air cargo company. From 1986 to 1995 he was affiliated with the New York investment banking firm of Merrill Lynch & Co., most recently as a Director in the firm's Transportation Group. Mr. Murnane was named to the Board of Directors of CCAIR, Inc., a commuter airline, in January 1997. Mr. Murnane is the general partner of Barlow Partners, L.P., which owns approximately 6.6% of CCAIR, Inc.

    JAMES M. ISAACSON has been the Company's Vice President of Finance and Treasurer since December 1996 and has served as Secretary since July 1997. From April 1995 to December 1996 he served as Director of Corporate Finance and Assistant Secretary for ValuJet Airlines, Inc. From May 1984 through April 1995 he served in a number of capacities for Delta Air Lines, Inc., where he most recently served as Manager--Capital Markets & Analysis.

    KYLE R. KIRKLAND has been a director of the Company since July 1992. Mr. Kirkland has served as the President of Kirkland Messina LLC, an investment banking firm, since March 1994. Mr. Kirkland was employed as Senior Vice President of Dabney/Resnick, Inc., an investment banking firm now known as Dabney/Resnick/Imperial, LLC ("D/R") from June 1991 until February 1994. D/R acted as the placement agent for certain debt securities previously issued by the Company. Mr. Kirkland was employed as an investment banker with Canyon Partners, Inc. and with Drexel Burnham Lambert, Inc. from March 1990 through June 1991 and from July 1988 through March 1990, respectively. Mr. Kirkland is the Chairman and a director of Steinway Musical Instruments, Inc. and Utilimaster Corporation. He also serves on the boards of several privately held businesses.

    E. JAMES MUELLER has been a director of the Company since 1991. Mr. Mueller has been a principal with J.M. Associates, Inc., a business development consulting firm, since January 1992. From June 1978 through December 1991, Mr. Mueller was the Vice President of Sales/Marketing of Air Cargo Associates, Inc., a Connecticut airline charter brokerage/sales corporation. The Company has entered into a commission agreement with J.M. Associates, Inc., pursuant to which J.M. Associates, Inc. is compensated for originating transactions for the Company. See "--Certain Transactions."

COMPOSITION OF THE BOARD

    The number of directors of the Company is fixed at seven members; and the number of directors constituting the Board shall not be changed without the affirmative vote of at least 75% of the issued and outstanding shares of Common Stock. The directors of the Company are elected at the annual meeting of the stockholders. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Company provide for a Board of Directors divided into three classes, as nearly equal in size as possible, with staggered terms of three years. As a result, approximately one-third of the Board will be elected each year. Messrs. Mueller and Kirkland will serve until the 1999 Annual Meeting of Stockholders and Messrs. Dyer and Murnane will serve until the 2000 Annual Meeting of Stockholders. There are currently three vacancies on the Board and the Company intends to fill these vacancies in the near future or reduce the size of the Board.

COMMITTEES OF THE BOARD AND COMPENSATION COMMITTEE INTERLOCKS

    The Compensation Committee of the Board of Directors reviews all aspects of compensation of executive officers of the Company and makes recommendations on such matters to the full Board of Directors. No executive officer of the Company serves as a member of the Board of Directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors.

    The Audit Committee makes recommendations to the Board concerning the selection of outside auditors, reviews the financial statements of the Company and considers such other matters in relation to the internal and external audit of the financial affairs of the Company as may be necessary or appropriate in order to facilitate accurate and timely financial reporting. The Audit Committee also reviews proposals for major transactions.

    The Company does not maintain a standing nominating committee or other committee performing similar functions.

EXECUTIVE COMPENSATION

    The following sets forth certain information regarding the aggregate cash compensation paid to or earned by the Company's Chief Executive Officer during fiscal 1995, 1996 and 1997. Mr. Murnane became Chief Financial Officer of the Company on June 17, 1996. Messrs. Dyer and Murnane are referred to as the "Named Executives." No other executive officer of the Company earned in excess of $100,000 in fiscal 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                               LONG-TERM
                                                               ANNUAL COMPENSATION        COMPENSATION AWARDS
NAME AND                                                 -------------------------------  --------------------
PRINCIPAL POSITION                                         YEAR     SALARY($)  BONUS($)        OPTIONS(#)
-------------------------------------------------------  ---------  ---------  ---------  --------------------
Alexius A. Dyer III....................................  1997 1996    161,154    125,911(1)       224,543  (2)
  President and Chief                                         1995    135,000     80,000(1)          --
  Executive Officer                                                   133,108     --            107,000

George Murnane III.....................................       1997    139,615     --    (3)         104,787
  Executive Vice President
  and Chief Financial Officer

------------------------

(1) Mr. Dyer's fiscal 1997 bonus was $133,343 and was paid in fiscal 1998. The $125,911 listed for fiscal 1997 is bonus paid in fiscal 1997 but earned with respect to fiscal 1996 under the terms of his employment agreement. The bonus of $80,000 listed for fiscal 1996 was paid to him upon execution of his employment agreement.

(2) These options were canceled pursuant to the restructuring of the Company's indebtedness (the "Restructuring"), effective on October 3, 1996.

(3) Mr. Murnane became Executive Vice President and Chief Financial Officer of the Company on June 17, 1996. Mr. Murnane's fiscal 1997 bonus was $80,000 and was paid in fiscal 1998.

STOCK OPTION GRANTS AND VALUES

    The following table sets forth certain information regarding option grants to the Named Executives during fiscal 1997:

                                                                                                            POTENTIAL REALIZABLE
                                                   INDIVIDUAL GRANTS
                                            --------------------------------                                  VALUE AT ASSUMED
                                             NUMBER OF      PERCENTAGE OF                                   ANNUAL RATES OF STOCK
                                            SECURITIES      TOTAL OPTIONS      EXERCISE                      PRICE APPRECIATION
                                            UNDERLYING       GRANTED TO         OR BASE                        FOR OPTION TERM
                                              OPTIONS       EMPLOYEES IN         PRICE                      ---------------------
NAME                                        GRANTED (#)    FISCAL YEAR (%)      ($/SH)     EXPIRATION DATE    5%($)      10%($)
------------------------------------------  -----------  -------------------  -----------  ---------------  ---------  ----------
Alexius A. Dyer III.......................     224,543               47             3.00        10/03/06      423,642   1,073,591
George Murnane III........................     104,787               22             3.00        10/03/06      197,700     501,010

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
  VALUES TABLE

    The following table sets forth certain information with respect to option exercises by the Named Executives during fiscal year 1997 and the value of options owned by the Named Executives at May 31, 1997:

                                                                                            NUMBER OF
                                                                                            SECURITIES         VALUE OF
                                                                                            UNDERLYING        UNEXERCISED
                                                                                           UNEXERCISED       IN-THE-MONEY
                                                                                             OPTIONS            OPTIONS
                                                  SHARES                                  AT FY-END (#)      AT FY-END ($)
                                                ACQUIRED ON                                EXERCISABLE/      EXERCISABLE/
NAME                                           EXERCISE (#)       VALUE REALIZED ($)      UNEXERCISABLE      UNEXERCISABLE
-------------------------------------------  -----------------  -----------------------  ----------------  -----------------
Alexius A. Dyer III........................              0                     0           89,818/134,725    134,727/202,088
George Murnane III.........................              0                     0            33,333/71,454     50,000/107,181

------------------------

(1) Based on the closing price of the Company's Common Stock on the AMEX on May 31, 1997 of $4.50 per share.

COMPENSATION OF DIRECTORS

    The non-employee members of the Company's Board of Directors received a $25,000 fee for their service on the Board during fiscal 1997 pursuant to a Directors compensation plan that was adopted during fiscal 1995. Directors are also reimbursed for expenses incurred in connection with their attendance at meetings of the Board of Directors.

THE STOCK OPTION PLAN

    PLAN DESCRIPTION. The Stock Option Plan is intended to provide a means to attract, retain and motivate selected employees and directors of the Company. The Stock Option Plan provides for the grant to eligible employees of incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares and restricted share units, performance shares and performance units, dividend equivalents and other share-based awards (collectively "awards"). All employees and directors are eligible to participate in the Stock Option Plan. The Stock Option Plan is administered by the Compensation Committee. The Compensation Committee has the full and final authority to select employees to whom awards may be granted, to determine the type of awards to be granted to such employees and to make all administrative determinations required by the Stock Option Plan. The Compensation Committee also has authority to waive conditions relating to an award or to accelerate vesting of awards. The Stock Option Plan provides for certain grants of nonqualified stock options to directors who are not executive officers of the Company. An aggregate of 645,782 shares of Common Stock have been reserved for issuance under the Stock Option Plan, subject to anti-dilution adjustments in the event of certain changes in the Company's capital structure.

    STOCK OPTIONS. The Stock Option Plan authorizes the granting of both incentive stock options and non-qualified stock options. At the discretion of the Compensation Committee, awards of options to employees under the Stock Option Plan may be granted in tandem with other types of awards. Incentive stock options granted to employees under the Stock Option Plan, and any accompanying share appreciation rights, must generally expire within 10 years after the date of grant. The exercise prices of incentive stock options must be equal to at least 100% of the fair market value of the Common Stock on the date of grant. The exercise prices of non-qualified stock options may be more or less than the fair market value of the Common Stock on the date of grant. Awards under the Stock Option Plan to employees, except for vested shares, are not transferable by the holder other than by will or applicable laws of descent or distribution, except pursuant to a designation filed by an employee with the Company as to who shall receive the benefits specified under the Stock Option Plan upon the death of such employee.

    RESTRICTED STOCK. The Stock Option Plan authorizes the Compensation Committee to grant shares of restricted stock to employees, subject to the terms and conditions imposed by the Compensation Committee. These terms may include a restriction period during which the shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered and during which such shares may be subject to forfeiture. Except for such restrictions on transfer and such other restrictions as the Compensation Committee may impose, the recipient of restricted stock will have all the rights of a holder of Common Stock as to such restricted stock including the right to vote the shares and the right to receive dividends. Except as provided by the Compensation Committee at the time of grant or otherwise, upon a termination of employment for any reason during the restriction period, all shares still subject to restriction will be forfeited by the employee. The Stock Option Plan also authorizes the Compensation Committee to grant restricted share units to an employee, under which shares of Common Stock or cash will be delivered to the employee after the expiration of the restriction period.

    SHARE APPRECIATION RIGHTS. The Stock Option Plan authorizes the Compensation Committee to grant share appreciation rights to employees, subject to the terms and conditions imposed by the Compensation Committee. Share appreciation rights give an employee the right to receive the excess of the fair market value of shares of Common Stock on the date of exercise over the exercise price of the share appreciation rights, as set by the Compensation Committee. Terms within the discretion of the Compensation Committee may include the time of exercise, the form of consideration payable at exercise, and the method by which shares of Common Stock will be delivered or deemed to be delivered to an employee.

    PERFORMANCE SHARES AND PERFORMANCE UNITS. The Stock Option Plan also authorizes the Compensation Committee to grant performance shares or performance units to employees, subject to the terms and conditions imposed by the Compensation Committee. These awards provide shares of Common Stock or cash to an employee upon the satisfaction of certain performance objectives, as determined by the Compensation Committee. Awards may be fixed or may vary in accordance with the level of such performance. The Compensation Committee generally may revise the performance objectives to reflect the occurrence of significant events which it expects to have a substantial effect on the performance objectives. Except as provided by the Compensation Committee at the time of grant or otherwise, upon termination of employment during the performance period, all shares and units relating to such performance period will be forfeited by the employee.

    DIVIDEND EQUIVALENTS. The Stock Option Plan also authorizes the Compensation Committee to grant dividend equivalents to employees. These awards may relate to other awards of shares, rights or units and generally give an employee the right to receive cash or other property equal to any dividends paid on the shares of Common Stock underlying such other awards. Such dividend equivalents may either be paid when accrued or deemed to have been reinvested in additional shares of Common Stock. Dividend equivalents (other than freestanding dividend equivalents) will be subject to all conditions and restrictions of the underlying awards to which they relate.

    In addition to the foregoing types of awards, the Stock Option Plan also authorizes the Compensation Committee, subject to limitations under applicable law, to grant employees any other awards based on shares of Common Stock, including the award of unrestricted shares purely as a bonus and not subject to any conditions. Cash awards, as an element of or supplement to any other award, are also authorized under the Stock Option Plan. In all cases, the Compensation Committee shall determine the terms and conditions of such awards.

    The Stock Option Plan generally may be amended, altered, suspended, discontinued or terminated from time to time by the Board of Directors, except that stockholder approval is required, in accordance with Section 422 of the Code, for any amendment (a) to increase the number of shares of Common Stock reserved for issuance under the Stock Option Plan or (b) to change the class of employees eligible to participate in the Stock Option Plan; provided, however, that no such amendment may impair the rights of any participant without his consent.

    The Stock Option Plan provides that, if the Compensation Committee determines that a stock dividend, recapitalization, stock split, reorganization, merger, consolidation, spin-off, combination, or similar corporate transaction affects the Common Stock such that an adjustment is appropriate to prevent dilution or enlargement of rights of employees participating in the Stock Option Plan, the Compensation Committee has discretion to adjust the number and kind of shares to be issued under the Stock Option Plan, the number and kind of shares issuable in respect of outstanding awards and the exercise price, grant price or purchase price of any award. The Stock Option Plan provides that such adjustments with respect to options of directors who are not executive officers of the Company shall be made automatically. In addition, the Compensation Committee is authorized to make adjustments in the terms of awards in recognition of certain unusual or non-recurring events affecting the Company and its financial statements.

EMPLOYMENT AGREEMENTS

    As of October 3, 1996, the Company extended for an additional five years the employment agreement with Mr. Dyer. The employment agreement provides for payment of a base salary of $175,000 per annum for each year during the remaining term and annual cost-of-living increases, which base salary may be increased as the Board deems appropriate. During the term of the employment agreement and any extension thereof, Mr. Dyer shall serve as a member of the Board of Directors.

    Mr. Dyer's employment agreement also provides that he is entitled to an annual bonus during the stated term in an amount not less than 5% of the Company's net income before extraordinary and non-recurring items and income taxes, subject to two adjustments. First, in computing net income, the Company is required to exclude any item of revenue (including cancellation of indebtedness income) or expense attributable to any litigation commenced by or against the Company. Second, items of revenue and expense attributable to the sale of aircraft are not considered extraordinary or non-recurring items.

    Pursuant to the employment agreement, if Mr. Dyer is terminated without cause prior to the end of the term of the employment agreement, the Company is required to pay to Mr. Dyer the base salary for the remaining term of the agreement plus an amount equal to a pro rata portion (based on months employed during the current fiscal year) of the bonus paid to him during the previous fiscal year. If Mr. Dyer terminates the employment agreement following the occurrence of a "Change of Control" (as defined), the Company is obligated to pay to him an amount equal to the average annual compensation paid to him during the two most recent fiscal years by the Company.

    As of October 3, 1996, the Company entered into a five-year employment agreement with Mr. Murnane. The employment agreement provides for payment of a base salary of $150,000 per annum for each year during the remaining term and annual cost-of-living increases, which base salary may be increased as the Board deems appropriate. During the term of the employment agreement and any extension thereof, Mr. Murnane shall serve as a member of the Board of Directors.

    Mr. Murnane's employment agreement also provides that he is entitled to an annual bonus during the stated term in an amount not less than 3% of the Company's net income before extraordinary and non-recurring items and income taxes, subject to two adjustments. First, in computing net income, the Company is required to exclude any item of revenue (including cancellation of indebtedness income) or expense attributable to any litigation commenced by or against the Company. Second, items of revenue and expense attributable to the sale of aircraft are not considered extraordinary or non-recurring items.

    Pursuant to the employment agreement, if Mr. Murnane is terminated without cause prior to the end of the term of the employment agreement, the Company is required to pay to Mr. Murnane the base salary for the remaining term of the agreement plus an amount equal to a pro rata portion (based on months employed during the current fiscal year) of the bonus paid to him during the previous fiscal year. If Mr. Murnane terminates the employment agreement following the occurrence of a "Change of Control" (as defined), the Company is obligated to pay to him an amount equal to the average annual compensation paid to him during the two most recent fiscal years by the Company.

CERTAIN TRANSACTIONS

    In connection with the Restructuring, Kirkland Messina LLC, an investment banking firm of which Mr. Kirkland is a principal, acted in an advisory capacity to the Company with respect to the negotiation of the Credit Agreement. Kirkland Messina LLC received customary fees for acting in this capacity which did not exceed 5% of such firm's consolidated gross revenues during its last fiscal year.

    In December 1995, the Company entered into a commission agreement with J.M. Associates, Inc. a business development consulting firm of which Mr. Mueller is a principal. The commission agreement is non-exclusive and provides that J.M. Associates will receive commissions of between 3% and 4% of the purchase or sale price of completed parts acquisitions or sales with parties introduced to the Company by J.M. Associates. During fiscal 1997 and 1996, J.M. Associates received commissions totaling $6,500 and $86,000, respectively, for services rendered under the commission agreement.

    In March 1997, CCAIR, Inc., a commuter airline of which Mr. Murnane is a director, entered into a nonexclusive consignment arrangement for aircraft spare parts with the Company. The consignment arrangement is terminable by either party on 30-days' written notice, and provides that the Company will receive consignment fees consistent with industry practice. Such fees totaled less than $60,000 in fiscal 1997.

    The Company believes the terms of such transactions were on terms no less favorable then could be obtained from unaffiliated third parties. Any future transactions between the Company and its officers or directors are subject to approval by a majority of the disinterested directors of the Company.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of November 14, 1997 and as adjusted to reflect the sale of Common Stock offered by this Prospectus, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. Common Stock not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire shares within 60 days are treated as outstanding only when determining the amount and percentage of Common Stock owned by such individual. Except as noted, each person has sole voting and sole investment power with respect to the shares shown. The address of each person listed is 1954 Airport Road, Suite 200, Atlanta, Georgia 30341, except as otherwise indicated.

                                                                         SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                                                                    OWNED AFTER THE
                                                                       OWNED PRIOR TO OFFERING          OFFERING
                                                                       ------------------------  ----------------------
NAME                                                                    NUMBER(1)     PERCENT     NUMBER      PERCENT
---------------------------------------------------------------------  -----------  -----------  ---------  -----------
Alexius A. Dyer III..................................................     172,743          6.6%    172,743         3.9%
George Murnane III...................................................      72,633          2.9      72,633         1.7
James M. Isaacson....................................................      24,673            *      24,673           *
Kyle R. Kirkland.....................................................      57,207          2.3      57,207         1.3
E. James Mueller.....................................................      99,072          3.9      99,972         2.3
Kennedy Capital Management, Inc. (2)(3)..............................     400,000         16.2     400,000         9.5
  10829 Olive Blvd.
  St. Louis, Missouri 63141
Executive officers and directors as a group (five persons)...........     426,328         14.8     426,328         9.3

------------------------

*   Less than 1%.

(1) Includes the following shares of Common Stock subject to options exercisable presently or within 60 days: Mr. Dyer, 161,500; Mr. Murnane, 72,633; Mr. Isaacson, 24,673; Mr. Kirkland, 57,207 and Mr. Mueller, 64,072.

(2) Based on the Schedule 13G filed by Kennedy Capital Management, Inc. on July 11, 1997.

(3) Kennedy Capital Management has sole voting power with respect to 379,961 shares constituting 15.86% of the outstanding shares prior to the offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock par value $.001 per share. As of November 18, 1997, there were 2,463,095 shares of Common Stock outstanding which were held of record by 58 stockholders and no shares of Preferred Stock outstanding.

COMMON STOCK

    Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and nonassessable.

    The transfer agent for the Common Stock is The First Union National Bank of North Carolina.

PREFERRED STOCK

    The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix, by resolution, the voting powers, full or limited or no voting powers, and such designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Delaware law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the stockholders. Any share of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights or both.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

    The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    The Company has included in its Amended and Restated Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (provided that such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit) and in its Bylaws provisions to indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S RESTATED
  CERTIFICATE OF INCORPORATION AND BYLAWS

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. Section 203 of the DGCL applies to the Company. Section 203 may have the effect of delaying, deferring or preventing a change of control of the Company. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time such stockholder became an "interested stockholder," unless (a) prior to such time the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder" or (b) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (i) persons who are directors and also officers and (ii) by employee stock plans, in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) at or subsequent to such time the "business combination" is approved by the board of directors and authorized at the annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes certain mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

    CLASSIFIED BOARD. The Company's Amended and Restated Certificate of Incorporation provides for three classes of directors with staggered terms of up to three years such that approximately one-third of the Board stands for election each year. Directors of the first class, which shall initially consist of two members, shall be elected to hold office for terms expiring at the annual meeting of the Company held with respect to fiscal 1998; directors of the second class, which shall initially consist of two members, shall be elected to hold office for terms expiring at the annual meeting of the Company held with respect to fiscal 1999; and directors of the third class, which shall initially consist of two members, shall be elected to hold office for terms expiring at the annual meeting of the Company held with respect to fiscal 2000. Thereafter, the successors to each class of directors shall be elected for three-year terms. Directors so elected may not be removed except for cause. Such removal for cause may be effected only by the resolution of all other Board members, stating such cause, or by the affirmative vote of the holders of at least 75% of the voting power of all of the then outstanding shares of Common Stock. No director so removed may be reinstated so long as the cause for removal continues to exist. "Cause," shall be limited to criminal acts and gross negligence. The classified-board provisions may not be repealed except by the affirmative vote of 75% of the voting power of all the then outstanding shares of Common Stock.

    Staggered terms for members of the Board of Directors may have the effect of delaying, deferring or preventing a change of control of the Company since only one-third of the directors are up for election each year and may not be removed except for cause.

    STOCKHOLDER ACTION BY WRITTEN CONSENT. The Company's Amended and Restated Certificate of Incorporation provides that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, and the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action is specifically denied. This provision of the Certificate of Incorporation may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Amended and Restated Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 30 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The Company's Amended and Restated Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provision may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting. As set forth below, this provision of the Company's Amended and Restated Bylaws may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

    ADJOURNMENT OF MEETINGS OF STOCKHOLDERS. The Company's Amended and Restated Bylaws provide that when a meeting of stockholders of the Company is convened, the presiding officer, if directed by the Board of Directors, may adjourn the meeting if no quorum is present for the transaction of business or if the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders or to otherwise effectively exercise their voting rights. This provision will, under certain circumstances, make more difficult or delay actions by the stockholders opposed by the Board of Directors. The effect of such provision could be to delay the timing of a stockholders' meeting, including in cases where stockholders have brought proposals before the stockholders which are in opposition to those brought by the Board of Directors and therefore may provide the Board of Directors with additional flexibility in responding to such stockholder proposals. This provision of the Company's Amended and Restated Bylaws may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

    AMENDMENT OF THE BYLAWS. The Company's Amended and Restated Certificate of Incorporation provides that no provision of the Company's Amended and Restated Bylaws may be amended, altered, changed or repealed by the stockholders of the Company, nor may any provision of the Company's Amended and Restated Bylaws inconsistent with such provision be adopted by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock. This provision will make it more difficult for stockholders to make changes to the Company's Amended and Restated Bylaws that are opposed by the Board of Directors. This provision of the Amended and Restated Certificate of Incorporation may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the completion of the offering, the Company will have outstanding 4,213,095 shares of Common Stock (4,475,595 if the Underwriters' over-allotment option is exercised in full). The 1,750,000 shares of Common Stock sold in the offering (2,012,500 if the Underwriters' over-allotment option is exercised in full), together with all other shares outstanding as of the effective date of the offering, will be freely tradable without restriction or further registration under the Securities Act, except for shares then held by "affiliates" of the Company or purchased by any affiliate of the Company in this offering, which will be subject to the limitations of Rule 144 promulgated under the Securities Act ("Rule 144").

    In general, under Rule 144 as currently in effect, a person (or persons who shares are aggregated) who holds shares of restricted securities as to which a minimum of one year has elapsed since the later of the date of acquisition from an issuer or from an affiliate of the issuer, and any person who is an "affiliate" as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock of the Company (approximately 42,131 immediately following this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144, however, a person who holds shares of Restricted Securities as to which a minimum of two years has elapsed since their acquisition from the issuer or an affiliate of the issuer and who is not, and for three months prior to the sale of such shares has not been, an affiliate of the Company is free to sell such shares without regard to the volume, manner-of-sale and certain other limitations contained in Rule 144.

    On the closing date of the offering, there will be outstanding options to purchase 645,782 shares of the Company's Common Stock. The shares of Common Stock that may be issued upon the exercise of options granted under the Stock Option Plan are subject to an effective registration statement pursuant to the Securities Act. Shares issued under the Stock Option Plan are freely tradeable in the open market, subject, in the case of sales by affiliates, to the volume, manner of sale, notice and public information requirements of Rule 144. See "Management--The Stock Option Plan."

    The Company and its executive officers and directors have entered into lock-up agreements with Cruttenden Roth Incorporated, pursuant to which the Company and its executive officers and directors have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or file a registration statement under the Securities Act with respect to the foregoing or
(ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Cruttenden Roth Incorporated.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for which Cruttenden Roth Incorporated and Scott & Stringfellow, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the shares of Common Stock offered hereby. Each Underwriter will purchase the number of shares set forth opposite its name below, and will purchase the shares at the price to public less underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
---------------------------------------------------------------------------------  ----------
Cruttenden Roth Incorporated.....................................................
Scott & Stringfellow, Inc........................................................
                                                                                   ----------
    Total........................................................................   1,750,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the Underwriters' obligations are subject to certain conditions precedent and that the Underwriters are committed to purchase all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if the Underwriters purchase any shares.

    The Representatives have advised the Company that the several Underwriters propose to offer the shares of Common Stock in part directly to the public at the price to public set forth on the cover page of this Prospectus, and in part to certain dealers at the price to public less a concession not exceeding
$         per share. The Underwriters may allow, and such dealers may reallow, a
concession not exceeding $         per share to other dealers. After the shares
of Common Stock are released for sale to the public, the Representatives may change the initial price to public and other selling terms. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

    The Company has granted the Underwriters an option, exercisable for 45 days after the date of this Prospectus, to purchase up to 262,500 additional shares of Common Stock at the same price per share as the initial shares offered. The Underwriters may purchase these shares solely to cover over-allotments, if any, in connection with the sale of the shares of Common Stock offered hereby. If the Underwriters exercise the over-allotment option, the Underwriters will purchase additional shares in approximately the same proportions as those in the above table.

    The Representatives have informed the Company that they do not expect any sales of the shares of Common Stock offered hereby to be made to discretionary accounts by the Underwriters.

    The Underwriting Agreement provides that the Company and the Underwriters will indemnify each other against certain liabilities under the Act.

    The Company's executive officers and directors, beneficially owning in the aggregate 426,328 shares of Common Stock prior to this offering, including options exercisable within 60 days of the date of this Prospectus, have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Cruttenden Roth Incorporated.

    The Company has also agreed to sell to the Representatives, for nominal consideration, warrants (the "Representatives' Warrants") to purchase 175,000 shares of Common Stock. The Representatives' Warrants will be exercisable for a period of five years commencing one year after the effective date of the Registration Statement of which this Prospectus forms a part, at a price per share equal to 120% of the price to public set forth on the cover hereof. During the exercise period, holders of the Representatives' Warrants are entitled to certain demand and incidental registration rights with respect to the securities issuable upon exercise of the Representatives' Warrants. The Common Stock issuable on exercise of the Representatives' Warrants are subject to adjustment in certain events to prevent dilution. The Representatives' Warrants cannot be transferred, assigned or hypothecated for a period of one year from the date of issuance except to the Underwriters, selling group members and their officers or partners.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Common Stock will be passed upon for the Company by King & Spalding, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Berliner Zisser Walter & Gallegos, P.C., Denver, Colorado.

                                    EXPERTS

    The consolidated balance sheets of the Company as of May 31, 1996 and 1997 and the consolidated statements of operations, stockholders' equity and cash flows for the years ended May 31, 1995, 1996 and 1997 have been included herein in reliance upon the report of Grant Thornton LLP, independent certified public accountants and upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company has filed a Registration Statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act, with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission in the manner set forth below. For further information with respect to the securities offered hereby and the Company, reference is made to the Registration Statement and the financial schedules and exhibits filed as a part thereof. Statements contained in this Prospectus as to the terms of any contract or other document are not necessarily complete, and, in each case, reference is made to the copy of each such contract or other document that has been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission, as well as the Registration Statement, can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site at http:\\www.sec.gov which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Copies of such reports, proxy statements and other information may also be obtained from the Company upon request to the Company at its principal executive offices.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Report of Independent Certified Public Accountants.........................................................         F-2
Consolidated Balance Sheets as of May 31, 1997 and 1996....................................................         F-3
Consolidated Statements of Operations for the years ended May 31, 1997, 1996 and 1995......................         F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended May 31, 1997, 1996 and
  1995.....................................................................................................         F-5
Consolidated Statements of Cash Flows for the years ended May 31, 1997, 1996 and 1995......................         F-6
Notes to Consolidated Financial Statements.................................................................         F-7

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets as of May 31, 1997 and August 31, 1997.........................................        F-18
Consolidated Statements of Earnings for the three months ended August 31, 1996 and August 31, 1997.........        F-19
Consolidated Statements of Cash Flows for the three months ended August 31, 1996 and August 31, 1997.......        F-20
Notes to Consolidated Financial Statements.................................................................        F-21

                        REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS

Board of Directors
International Airline Support Group, Inc.

    We have audited the accompanying consolidated balance sheets of International Airline Support Group, Inc. and Subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Airline Support Group, Inc. and Subsidiaries as of May 31, 1997 and 1996 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

    We have also audited Schedule II of International Airline Support Group, Inc. and Subsidiaries for each of the three years in the period ended May 31, 1997. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

Grant Thornton LLP

Fort Lauderdale, Florida
July 21, 1997

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             MAY 31, 1997 AND 1996

                                                                                         1997           1996
                                                                                     -------------  -------------
                                                     ASSETS
Current assets
  Cash and cash equivalents (Note A)...............................................  $     465,725  $     940,274
  Accounts receivable, net of allowance for doubtful accounts of approximately
    $610,000 in 1997 and $735,000 in 1996..........................................      1,354,030      2,014,691
  Inventories (Notes A, C and D)...................................................     11,645,284      9,277,315
  Deferred tax benefit--current, net of valuation allowance of $772,000 in 1997 and
    $960,000 in 1996 (Note F)......................................................       --             --
  Other current assets.............................................................         98,285         68,798
                                                                                     -------------  -------------
    Total current assets...........................................................     13,563,324     12,301,078
Property and equipment (Notes A, D, E)
  Aircraft held for lease..........................................................      6,914,458      2,974,760
  Leasehold improvements...........................................................         21,567         36,815
  Machinery and equipment..........................................................        908,590        972,507
                                                                                     -------------  -------------
                                                                                         7,844,615      3,984,082
  Less accumulated depreciation....................................................      1,186,444      2,051,620
  Land and building held for sale, net.............................................       --              750,000
                                                                                     -------------  -------------
    Property and equipment, net....................................................      6,658,171      2,682,462
                                                                                     -------------  -------------
Other assets
  Deferred debt costs, net (Note A)................................................        638,012        762,431
  Deferred tax benefit, net of valuation allowance of $1,814,000 in 1997 and
    $3,011,000 in 1996 (Note F)....................................................         72,663       --
  Deferred restructuring fees......................................................       --              334,860
  Deposits and other assets........................................................        355,000         51,500
                                                                                     -------------  -------------
                                                                                         1,065,675      1,148,791
                                                                                     -------------  -------------
                                                                                     $  21,287,170  $  16,132,331
                                                                                     -------------  -------------
                                                                                     -------------  -------------
                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Current maturities of long-term obligations (Note D).............................  $   1,542,488  $   3,695,108
  Long-term obligations in default classified as current...........................       --           14,041,667
  Income tax payable...............................................................        156,096         72,249
  Accounts payable.................................................................        486,854      2,171,496
Accrued liabilities (Note M).......................................................      2,234,350      3,160,982
                                                                                     -------------  -------------
    Total current liabilities......................................................      4,419,788     23,141,502
Long-term obligations, less current maturities (Notes D)...........................     12,207,113        406,760
Commitments and contingencies (Notes E)............................................       --             --
Stockholders' equity (deficit) (Notes G and H) Preferred Stock--$.001 par value;
  authorized 2,000,000 shares and 500,000 shares; no shares outstanding in 1997 and
  1996 respectively................................................................       --             --
Common stock--$.001 par value; authorized 20,000,000 shares; issued and outstanding
  2,395,095 and 4,041,779 shares in 1997 and 1996 respectively.....................          2,395          4,042
Additional paid-in capital.........................................................     13,003,686      2,654,332
Accumulated deficit................................................................     (8,345,812)   (10,074,305)
                                                                                     -------------  -------------
    Total stockholders' equity (deficit)...........................................      4,660,269     (7,415,931)
                                                                                     -------------  -------------
                                                                                     $  21,287,170  $  16,132,331
                                                                                     -------------  -------------
                                                                                     -------------  -------------

        The accompanying notes are an integral part of these statements.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED MAY 31, 1997, 1996 AND 1995

                                                                          1997           1996           1995
                                                                      -------------  -------------  -------------
Revenues
  Net sales.........................................................  $  20,123,196  $  21,410,201  $  21,998,869
  Lease revenue.....................................................      1,108,702      1,794,768      2,984,218
                                                                      -------------  -------------  -------------
    Total revenues..................................................     21,231,898     23,204,969     24,983,087
Cost of sales.......................................................     12,679,915     13,207,671     17,712,427
Selling, general and administrative expenses........................      3,828,020      3,921,795      4,358,119
Provision (recovery) for doubtful accounts..........................        123,399        464,099       (334,571)
Depreciation........................................................        791,517        933,976      1,108,363
Unusual and nonrecurring items (Note N).............................       --             --             (177,115)
Losses of service center subsidiary (Note O)........................       --             --              675,860
                                                                      -------------  -------------  -------------
    Total operating costs...........................................     17,422,851     18,527,541     23,343,083

    Income from operations..........................................      3,809,047      4,677,428      1,640,004

Interest expense....................................................      1,610,590      2,411,469      2,856,787
Interest and other income...........................................        (60,632)       (34,058)      (602,943)
                                                                      -------------  -------------  -------------
    Earnings (loss) before income taxes and extraordinary loss......      2,259,089      2,300,017       (613,840)

Provision for income taxes (Note F).................................       --               14,048       --
                                                                      -------------  -------------  -------------
    Earnings (loss) before extraordinary loss.......................      2,259,089      2,285,969       (613,840)
Extraordinary loss on debt restructuring (Note B)...................        530,596       --             --
                                                                      -------------  -------------  -------------
    Net earnings (loss).............................................  $   1,728,493  $   2,285,969  $    (613,840)
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Per share data:
  Primary earnings (loss) per common and common equivalent share
    Earnings (loss) before extraordinary item.......................  $        1.25  $       15.27  $       (4.10)
    Extraordinary item..............................................           (.29)      --             --
                                                                      -------------  -------------  -------------
      Net earnings (loss)...........................................  $         .96  $       15.27  $       (4.10)
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
  Weighted average shares outstanding used in primary calculation...      1,806,938        149,696        149,696
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
  Fully-diluted earnings (loss) per common and common equivalent share
    Earnings (loss) before extraordinary item.......................  $        1.25  $       12.69  $       (4.10)
    Extraordinary item..............................................           (.29)      --             --
                                                                      -------------  -------------  -------------
      Net earnings (loss)...........................................  $         .96  $       12.69  $       (4.10)
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
  Weighted average shares outstanding used in fully-diluted
    calculation.....................................................      1,806,938        242,288        149,696
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

        The accompanying notes are an integral part of these statements.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                       COMMON STOCK
                                                  ----------------------   ADDITIONAL
                                                   NUMBER OF      PAR        PAID-IN      ACCUMULATED
                                                    SHARES       VALUE       CAPITAL        DEFICIT          TOTAL
                                                  -----------  ---------  -------------  --------------  -------------
Balance at June 1, 1994.........................    4,041,779  $   4,042  $   2,654,332  $  (11,746,434) $  (9,088,060)
Net loss........................................      --          --           --              (613,840)      (613,840)
                                                  -----------  ---------  -------------  --------------  -------------
Balance at May 31, 1995.........................    4,041,779      4,042      2,654,332     (12,360,274)    (9,701,900)
Net earnings....................................      --          --           --             2,285,969      2,285,969
                                                  -----------  ---------  -------------  --------------  -------------
Balance at May 31, 1996.........................    4,041,779      4,042      2,654,332     (10,074,305)    (7,415,931)
1-for-27 reverse Stock Split (Note B)...........   (3,892,084)    (3,892)      --              --               (3,892)
Issuance of Common Stock in exchange for
  extinguishment of Subordinated Debentures
  (Note B)......................................    2,245,400      2,245     11,224,755        --           11,227,000
Costs incurred related to stock issuance (Note
  B)............................................      --          --           (875,401)       --             (875,401)
Net earnings....................................      --          --           --             1,728,493      1,728,493
                                                  -----------  ---------  -------------  --------------  -------------
Balance at May 31, 1997.........................    2,395,095  $   2,395  $  13,003,686  $   (8,345,812) $   4,660,269
                                                  -----------  ---------  -------------  --------------  -------------
                                                  -----------  ---------  -------------  --------------  -------------

        The accompanying notes are an integral part of these statements.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    YEARS ENDED MAY 31, 1997, 1996 AND 1995

                                                                             1997          1996          1995
                                                                         ------------  ------------  -------------
Cash flows from operating activities:
  Net earnings (loss)..................................................  $  1,728,493  $  2,285,969  $    (613,840)
  Adjustments to reconcile net earnings (loss) to net cash provided by
    (used in) operating activities:
    Depreciation and amortization......................................     1,010,302     1,372,979      1,693,301
    Depreciation--service center.......................................       --            --             196,322
    Gain on sale of aircraft held for lease............................       --           (864,795)      --
    Gain on Express One transaction....................................       --            --             (70,631)
    Loss on Wellman transaction........................................       --            --              33,575
    Loss on restructuring..............................................       530,596       --            --
    (Increase) in deferred tax benefit.................................       (66,428)      --             (23,696)
    Decrease in accounts receivable....................................       640,461       577,770      1,224,560
    Decrease in notes receivable.......................................       --            313,490        806,510
    Decrease in income tax refund......................................       --            --           1,930,000
    (Increase) decrease in inventories.................................    (2,433,481)   (3,030,045)     4,910,834
    (Increase) decrease in other current assets........................       (29,487)      (37,318)       154,271
    (Increase) decrease in other assets................................      (303,500)      (51,500)       178,322
    (Decrease) increase in accounts payable and accrued expenses.......      (494,754)    1,527,750     (4,591,430)
                                                                         ------------  ------------  -------------
      Net cash provided by operating activities........................       582,202     2,094,300      5,828,098
Cash flows from investing activities:
  Capital expenditures.................................................    (6,197,955)     (875,281)      (135,936)
  Proceeds from sale of aircraft held for lease........................       --          1,450,000       --
  Proceeds from sale of land and building..............................       750,000       --            --
                                                                         ------------  ------------  -------------
      Net cash provided by (used in) investing activities..............    (5,447,955)      574,719       (135,936)
Cash flows from financing activities:
  Net borrowings under line of credit..................................     7,397,930       --            --
  Borrowings under term loans..........................................     6,750,000       --            --
  Payments under term loans............................................      (403,331)      --            --
  Increase in deferred restructuring costs.............................      (540,641)     (334,860)      --
  Increase in deferred debt costs......................................      (675,785)      (50,000)      --
  Repayments of debt obligations.......................................    (8,136,969)   (2,192,216)    (4,939,621)
                                                                         ------------  ------------  -------------
      Net cash (used in) provided by financing activities..............     4,391,204    (2,577,076)    (4,939,621)
                                                                         ------------  ------------  -------------
Net increase (decrease) in cash and cash equivalents...................      (474,549)       91,943        752,541
Cash and cash equivalents at beginning of year.........................       940,274       848,331         95,790
                                                                         ------------  ------------  -------------
Cash and cash equivalents at end of year...............................  $    465,725  $    940,274  $     848,331
                                                                         ------------  ------------  -------------
Supplemental disclosures of cash flow information (Note J):
  Cash paid during the year for:
    Interest...........................................................  $  1,321,259  $  1,206,028  $   2,167,279
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------
    Income taxes.......................................................  $      1,400  $     36,910  $    --
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------

        The accompanying notes are an integral part of these statements.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          MAY 31, 1997, 1996 AND 1995

NOTE A-- DESCRIPTION OF COMPANY BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    International Airline Support Group, Inc. and Subsidiaries (the "Company") is primarily engaged in the sale of aircraft, aircraft parts, leasing of aircraft and related services. Since its inception in 1982, the Company has become a primary source of replacement parts for widely operated aircraft models such as the McDonnell Douglas MD-80 and DC-9. The Company supplies parts to over 600 customers worldwide.

A) CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Included as cash equivalents at May 31, 1996 is $1,100,000 in certificates of deposit with a stated maturity of seven days. Included in cash and cash equivalents at May 31, 1997 is $90,564 of restricted cash representing maintenance reserves received on certain aircraft held for lease.

B) INVENTORIES

    Inventories are stated at the lower of cost or market. The cost of aircraft and aircraft parts is determined on a specific identification basis.

C) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated life utilizing straight-line and accelerated methods. The estimated lives of the depreciable assets range from 3 to 7 years. Overhaul costs on aircraft held for lease are capitalized and depreciated over the estimated service life of the overhaul. For income tax purposes, accelerated methods of depreciation are generally used. Deferred income taxes are provided for the difference between depreciation expense for tax and financial reporting purposes.

D) DEFERRED DEBT COSTS

    The deferred debt costs as of May 31, 1996 relate to the costs associated with obtaining the Company's Senior Secured Notes and Convertible Subordinated Debentures. However, in Fiscal 1997, these obligations were settled and accordingly, the remaining unamortized balance of the deferred debt costs were written off to amortization expense and extraordinary loss on debt restructuring.

    The deferred debt costs as of May 31, 1997 relate to the costs associated with obtaining the Senior Secured Revolving Credit Loan Facility and the Senior Secured Term Loans. These costs are being amortized using the interest method over five years, the life of the respective debt issue. Accumulated amortization at May 31, 1997 and 1996, was approximately $87,773 and $1,307,000, respectively.

E) EARNINGS PER SHARE

    Primary earnings (loss) per share is computed by dividing net earnings
(loss) by the weighted average number of common shares outstanding and common stock equivalents. Stock options and warrants are considered common stock equivalents unless their inclusion would be antidilutive. For the purpose of computing common stock equivalents for stock options and warrants, the modified treasury stock method was not used as the effect would be antidilutive. The Company's Convertible Subordinated Debentures ("Debentures") are not considered common stock equivalents for the purpose of computing primary earnings per share as the effective yield on the securities exceeded 66 2/3% of the average Aa corporate bond rate at the time of issuance.

NOTE A-- DESCRIPTION OF COMPANY BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
        (CONTINUED)
    Earnings per share for fiscal 1997 is computed using the treasury stock method. Fully diluted earnings (loss) per shares is computed for fiscal 1996 as if the Debentures were converted into common stock as of the beginning of the period (see Note D). Stock options and warrants are not considered common stock equivalents for the purpose of computing fully diluted earnings (loss) per share as the effect would be antidilutive under the modified treasury stock method. The Debentures and stock options and warrants are not considered common stock equivalents in fiscal year 1995 due to the net losses for those periods.

    Supplemental pro forma earnings per share data, assuming the issuance of certain shares and repayment of indebtedness as discussed in Note Q, would be $0.97 for the year ended May 31, 1997.

F) REVENUE RECOGNITION

    Revenue from the sale of parts is recognized when products are shipped to the customer. Revenue from the sale of aircraft is recognized when all consideration has been received and the buyer has taken delivery and acceptance of the aircraft. Lease revenue is recognized on an accrual basis, unless collectibility is uncertain.

G) EMPLOYEE BENEFIT PLAN

    In fiscal 1992, the Company established a contributory 401(K) plan. The plan is a defined contribution plan covering all eligible employees of the Company, to which the Company makes certain discretionary matching contributions based upon the level of its employees' contributions. The amount charged to earnings in fiscal 1997, 1996 and 1995 were insignificant. The Company does not provide any health or other benefits to retirees.

H) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of cash and cash equivalents, trade receivables, and accounts payable approximate fair value due to the short-term maturities of these instruments.

I) INCOME TAXES

    Income taxes are provided based on earnings reported for tax return purposes in addition to a provision for deferred income taxes. Deferred income taxes are provided in order to reflect the tax consequences in future years of differences between the financial statement and tax basis of assets and liabilities at each year end.

J) MANAGEMENT ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at May 31, 1997 and 1996 and revenues and expenses during the periods then ended. The actual outcome of the estimates could differ from these estimates made in the preparation of the financial statements.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                          MAY 31, 1997, 1996 AND 1995

NOTE A-- DESCRIPTION OF COMPANY BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
        (CONTINUED)

K) LAND AND BUILDING HELD FOR SALE

    The land and building (the "property") held for sale represented the Company's corporate offices and adjacent warehouse located in Miami, Florida. As of May 31, 1996, the property was written down to $750,000. Included in depreciation expense for the year ended May 31, 1996 is approximately $190,000 relating to this write down. In fiscal 1997, the Company sold the property for approximately $750,000, after related selling expenses.

L) NEW ACCOUNTING PRONOUNCEMENT

    In February 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS 128 establishes new standards for computing and presenting earnings per share ("EPS"). Specifically, SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS, requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with a complex capital structure and requires a reconciliation of the numerator and denominator of the diluted EPS computation. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. At this time, management has not determined the impact of SFAS No. 128 on the earnings per share amounts presented in the accompanying statements of operations.

M) RECLASSIFICATIONS

    Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

NOTE B--RESTRUCTURING OF CAPITAL

    On October 3, 1996, the Company completed a restructuring of its capital structure. Pursuant to the restructuring, the Company effected a 1-for-27 reverse split of its common stock, issued approximately 2,245,400 shares of common stock in exchange for the entire $10 million principal amount outstanding and related accrued interest of its 8% Convertible Debentures of $1,227,000, and redeemed the entire $7.7 million principal amount outstanding of its 12% Senior Notes with the proceeds of an advance under a credit agreement entered into on October 3, 1996 with the Bank of New York (See Note D). Consummation of the restructuring cured all defaults with respect to the Debentures and the Senior Notes. Upon completion of the restructuring, costs incurred related to the restructuring and issuance of common stock of $875,401 were recorded as an offset to paid in capital. The transaction resulted in an after tax charge of $530,596, which has been recorded as an extraordinary item.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                          MAY 31, 1997, 1996 AND 1995

NOTE C--INVENTORY

    Inventories at May 31, 1997 and 1996 consisted of the following:

                                                                       1997           1996
                                                                   -------------  ------------
Aircraft parts...................................................  $  10,758,867  $  7,938,049
Aircraft available for sale......................................        886,417     1,339,266
                                                                   -------------  ------------
                                                                   $  11,645,284  $  9,277,315
                                                                   -------------  ------------
                                                                   -------------  ------------

NOTE D--LONG-TERM OBLIGATIONS

    Long-term obligations at May 31, 1997 and 1996 consisted of the following:

                                                                       1997           1996
                                                                   -------------  ------------
12% Senior Secured Notes.........................................  $    --        $  7,700,000
8% Convertible Subordinated Debentures...........................       --          10,000,000
Mortgage note payable to bank....................................       --             429,260
Senior Secured Revolving Credit Loans............................      7,397,931       --
Senior Secured Term Loan--A......................................      2,766,669       --
Senior Secured Term Loan--B......................................      3,580,000       --
Notes payable due in equal monthly installments through October
  1997, bearing interest at 9.5% to 11.5% collateralized by
  equipment......................................................          2,471         8,000
Capitalized lease obligations....................................          2,530         6,275
                                                                   -------------  ------------
                                                                      13,749,601    18,143,535
Less: Current maturities and long-term obligations in default
  classified as current..........................................      1,542,488    17,736,775
                                                                   -------------  ------------
                                                                   $  12,207,113  $    406,760
                                                                   -------------  ------------
                                                                   -------------  ------------

    In October 1996 the Company entered into a five-year Credit Agreement with the Bank of New York, which provides for a $3 million term loan and up to an $11 million revolving credit. The Credit Facility is secured by substantially all of the assets of the Company and availability of amounts for borrowing is subject to certain limitations and restrictions. The interest rate is the higher of the prime rate plus 2% or the federal funds effective rate plus 2.5% per annum. The revolving line of credit was increased to $13 million in March 1997. As of May 31, 1997, the available line of credit is $2,912,260. The credit agreement includes certain covenants which provide, among other things, restrictions relating to the maintenance of consolidated net worth and other financial ratios, as well as a restriction on the payment of dividends.

    In March 1997, the Company entered into a Second Term Loan with the Bank of New York for an additional $3,750,000. The Term Loan is collateralized by certain aircraft purchased by the Company with the proceeds from the loan. The interest rate is the higher of the prime rate plus 2% or the federal funds effective rate plus 2.5% per annum.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                          MAY 31, 1997, 1996 AND 1995

NOTE D--LONG-TERM OBLIGATIONS (CONTINUED)

    In July 1992, the Company issued $18.0 million of five (5) year 12% Senior Secured Notes ("Notes") due July 1997. In October 1996, the Company paid the remaining outstanding principal on these Notes.

    In September 1993, the Company issued $10.0 million in Convertible Subordinated Debentures ("Debentures"), due August 2003, through a private placement offering. The Debentures were redeemed in whole on October 3, 1996 as part of the Company's restructuring of capital (see Note B). Pursuant to the restructuring, the Company issued approximately 2,245,400 shares of common stock in exchange for the entire $10 million principal amount outstanding and the related accrued interest of $1,227,000.

    In September 1992, the Company entered into a promissory note and mortgage and security agreement with a bank. In fiscal 1997, the Company sold the land and building in Miami, and with the proceeds from the sale, paid the remaining balance on the promissory note.

    The scheduled maturities of long-term obligations in each of the next five years subsequent to May 31, 1997 are as follows: 1998--$1,542,488, 1999--$1,516,664, 2000--$2,256,664, 2001--$766,660, and 2002-- $7,662,124.

NOTE E--LEASES

    The Company leases warehouse and hangar facilities as well as certain equipment under long-term operating lease agreements. Rental expense under these leases for the years ended May 31, 1997, 1996 and 1995 was approximately $36,000, $53,000 and $220,000, respectively. At May 31, 1997, the future minimum payments on non-cancellable operating leases are as follows: 1998--$244,669, 1999--$249,625, 2000-- $236,167, 2001--$205,977, and 2002--$210,961.

    The Company currently leases aircraft and engines to customers under long-term operating lease agreements. In addition to minimum base rentals, the lease agreement requires additional rent based upon aircraft and engine usage. The net investment in aircraft and engines held for or leased to customers was approximately $6,124,000 and $1,849,000 at May 31, 1997 and 1996, respectively.

NOTE F--INCOME TAXES

    The provision for income taxes for the years ended May 31, 1997, 1996 and 1995 is as follows:

                                                                1997       1996        1995
                                                              ---------  ---------  ----------
Current provision:
  Federal...................................................  $  72,663  $  14,048  $   --
  State.....................................................     --         --          --
                                                              ---------  ---------  ----------
                                                                 72,663     14,048      --
Deferred provision..........................................    (72,663)    --          --
                                                              ---------  ---------  ----------
                                                              $  --      $  14,048  $   --
                                                              ---------  ---------  ----------
                                                              ---------  ---------  ----------

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                          MAY 31, 1997, 1996 AND 1995

NOTE F--INCOME TAXES (CONTINUED)
    The tax effect of the Company's temporary differences and carryforwards is as follows:

                                                                      1997           1996
                                                                  -------------  -------------
Deferred tax (benefits)--current:
  Reserve for overhaul costs....................................  $    (103,000) $    (332,000)
  Bad debt reserve..............................................       (257,000)      (276,000)
  Inventory capitalization......................................       (187,000)      (145,000)
  Accrued payroll...............................................       (131,000)      --
  Accrued legal settlement costs................................       --               (1,000)
  Accrued vacation..............................................        (15,000)       (15,000)
  Accrued--other................................................       --               (4,000)
  Accrued repair costs..........................................       --             (187,000)
  Reserve for inventory.........................................        (79,000)      --
                                                                  -------------  -------------
                                                                  $    (772,000) $    (960,000)
                                                                  -------------  -------------
                                                                  -------------  -------------


                                                                      1997           1996
                                                                  -------------  -------------
Deferred tax liabilities (benefits)--non-current:
  Depreciation and amortization.................................  $    (647,000) $     (17,000)
  Aircraft--capitalized maintenance.............................         36,000         36,000
  Restructuring charges.........................................       (135,000)      (160,000)
  Net operating loss carryforward--federal......................       (759,000)    (2,467,000)
  Net operating loss carryforward--state........................       (177,000)      (260,000)
  Minimum tax credit--federal...................................       (196,000)      (135,000)
Other, net......................................................         (8,000)        (8,000)
                                                                  -------------  -------------
                                                                  $  (1,886,000) $  (3,011,000)
                                                                  -------------  -------------
                                                                  -------------  -------------

    The Company has recorded valuation allowances equal to the amount of the deferred tax benefits at May 31, 1996 and 1997. The valuation allowance has decreased by $1,385,000 in fiscal 1997.

    The following table summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows:

                                                                          1997       1996       1995
                                                                        ---------  ---------  ---------
Statutory federal rate................................................       34.0%      34.0%   (34.0)%
Operating losses with no current tax benefit..........................     --         --           34.0
Tax benefit from net operating loss carryforward......................      (30.7)     (33.4)    --
Other.................................................................       (3.3)    --         --
                                                                        ---------  ---------  ---------
Effective tax rate....................................................     --%           0.6%    --%
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    The Company has net operating loss carryforwards for federal tax purposes of approximately $2.0 million. The net operating losses will expire at various points through the year 2010. The Company has a federal minimum tax credit carryover of approximately $195,000 which may be utilized in future years to the extent that the regular tax liability exceeds the alternative minimum tax. Certain provisions of the tax law may limit the net operating loss and credit carryforwards available for use in any given year in the event of a significant change in ownership interest.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                          MAY 31, 1997, 1996 AND 1995

NOTE G--COMMON AND PREFERRED STOCK

    In July 1993, the Company amended the Articles of Incorporation to authorize the issuance of up to 500,000 shares of preferred stock. No such stock has been issued.

    In October 1996, the Company amended the Articles of Incorporation to authorize the issuance of up to 2,000,000 shares of preferred stock. No such stock has been issued.

NOTE H--STOCK OPTIONS

    The Stockholders in October 1989 approved a Stock Option Plan pursuant to which 350,000 shares of the Company's common stock were reserved for the grant of options to employees and directors of the Company or its subsidiaries. The issuance of the options and the form of the options shall be at the discretion of the Company's Compensation Committee. However, upon the completion of the restructuring of the Company's capital in October 1996, the Company terminated this plan and the stockholders concurrently approved a New Stock Option Plan, pursuant to which 598,782 shares of common stock were reserved. In fiscal 1997, options were granted to purchase 598,609 shares of common stock at exercise prices ranging from $2.75--$3.00 per share and expire 10 years from the date of the grant. Prior to May 31, 1996, the Company accounted for such options under APB Opinion 25 and related Interpretations. Commencing June 1, 1996, the Company accounts for non-qualified options issued to non-employees, under SFAS 123, Accounting for Stock Based Compensation.

    The exercise price of all options granted by the Company equals the market price at the date of the grant. No compensation expense has been recognized.

    Had compensation cost for the Stock Option Plan and non-qualified options to employees been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, the Company's net income and earnings per share would have been changed to the pro forma amounts below. Disclosure of such amounts is not required for the fiscal year ended May 31, 1995 and accordingly is not presented below.

                                                                        1997          1996
                                                                    ------------  ------------
Net income
  As reported.....................................................  $  1,728,493  $  2,285,969
  Pro forma.......................................................  $  1,150,122  $  2,285,969
Primary earnings per share
  As reported.....................................................  $        .96  $      15.27
  Pro forma.......................................................  $        .63  $      15.27

    The above pro forma disclosures may not be representative of the effects on reported net income for future years as certain options vest over several years and the Company may continue to grant options to employees.

    The fair value of each option grant is estimated on the date of grant using the binomial option-pricing model with the following weighted-average assumptions used for grants in fiscal 1997 and fiscal 1996, respectively: dividend yield of 0.0 percent for all years; expected volatility of 30 percent; risk-free interest rates of 6.25 percent; and expected holding periods of 4 years.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                          MAY 31, 1997, 1996 AND 1995

NOTE H--STOCK OPTIONS (CONTINUED)
    A summary of the status of the Company's fixed stock options as of May 31, 1997 and 1996, and changes during the years ending on those dates is as follows:

                                                                   MAY 31, 1997                   MAY 31, 1996
                                                           ----------------------------  ------------------------------
                                                                           WEIGHTED-                      WEIGHTED-
                                                                            AVERAGE                        AVERAGE
                                                             SHARES     EXERCISE PRICE     SHARES      EXERCISE PRICE
                                                           -----------  ---------------  -----------  -----------------
Outstanding at beginning of year.........................      269,500     $     .70         295,000      $     .65
Granted..................................................      598,609          2.99         --
Exercised................................................      --                            --
Expired..................................................      --                            --
Cancelled................................................     (269,500)          .70         (25,500)           .19
                                                           -----------                   -----------
Outstanding at end of year...............................      598,609          2.99         269,500            .70

Options exercisable at end of year.......................      392,430                       269,500
Weighted-average fair value of options granted during the
  year...................................................  $       .97                   $   --

    The following information applies to options outstanding at May 31, 1997:

                               OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                           ----------------------------  --------------------------
                            WEIGHTED-
                             AVERAGE
  RANGES OF                 REMAINING      WEIGHTED-                   WEIGHTED-
   EXERCISE                CONTRACTUAL      AVERAGE                     AVERAGE
    PRICES       SHARES       LIFE      EXERCISE PRICE    SHARES    EXERCISE PRICE
--------------  ---------  -----------  ---------------  ---------  ---------------
$  2.75--$3.00    598,609   9.4 years      $    2.99       392,430     $    2.98

NOTE I--SALES TO MAJOR CUSTOMERS/FOREIGN AND DOMESTIC

    The Company sells aircraft and aircraft parts, and leases aircraft to foreign and domestic customers. Most of the Company's sales take place on an unsecured basis, and a majority of the sales are to aircraft operators.

    The information with respect to sales and lease revenue, by geographic area, is presented in the table below for the years ended May 31, 1997, 1996 and 1995.

                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
United States....................................................................  $  18,067  $  19,800  $  18,048
Africa and Middle East...........................................................        402        623      1,204
Europe...........................................................................        319        177      1,350
Latin America....................................................................        408      2,454      4,347
Canada...........................................................................        133     --             34
Asia.............................................................................      1,903        151     --
                                                                                   ---------  ---------  ---------
                                                                                   $  21,232  $  23,205  $  24,983
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                          MAY 31, 1997, 1996 AND 1995

NOTE I--SALES TO MAJOR CUSTOMERS/FOREIGN AND DOMESTIC (CONTINUED)
    No customer accounted for more than 10% of the Company's sales in fiscal 1997. The Company had part sales to a domestic customer which accounted for approximately 21% of net sales in fiscal 1996 and less than 10% of net sales in both fiscal 1997 and 1995. No other customer accounted for more than 10% of the Company's sales in fiscal 1996.

    The Company had sales to a Venezuelan customer which accounted for approximately 11% of net sales in fiscal 1995. There were no sales to this customer in fiscal 1997 or fiscal 1996. Additionally, the Company sold 3 aircraft to a United States customer which represented 23% of net sales in fiscal 1995. The Company did not have any sales to this customer in previous fiscal years.

    The Company's allowance for doubtful accounts is based on management's estimates of the creditworthiness of its customers, and, in the opinion of management is believed to be set in an amount sufficient to respond to normal business conditions. Should such conditions deteriorate or any major credit default on its obligations to the Company, this allowance may need to be increased which may have an adverse impact upon the Company's earnings.

NOTE J--SUPPLEMENTAL CASH FLOW DISCLOSURE

    In fiscal 1997, the Company completed a restructuring of its capital (See Note B). In conjunction with this restructuring, the Company incurred the following noncash financing activity:

Decrease in Subordinated Debentures............................  $10,000,000
Decrease in Accrued Interest...................................   1,224,755
Decrease in Common Stock.......................................       2,245
Increase in Paid in Capital....................................  (10,892,140)
Decrease in Deferred Restructuring Fees........................    (334,860)

    In fiscal 1997, the Company exchanged an aircraft with a net book value of $237,552 for certain inventory. No gain or loss was recorded on the exchange.

    The net change in inventory in fiscal 1997 and 1996, as derived from the change in balance sheet amounts, has been adjusted for the following items:

                                                                                            1997          1996
                                                                                        ------------  ------------
Net increase in inventory.............................................................  $  2,367,969  $  2,780,045
Write-down of aircraft................................................................       --            250,000
Transfer of aircraft from inventory to held for lease.................................       303,064       --
Exchange of aircraft held for lease for inventory.....................................      (237,552)      --
                                                                                        ------------  ------------
Cash flow impact from change in inventory.............................................  $  2,433,481  $  3,030,045
                                                                                        ------------  ------------
                                                                                        ------------  ------------

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                          MAY 31, 1997, 1996 AND 1995

NOTE K--RELATED PARTY TRANSACTIONS

    In connection with obtaining the Credit Agreement with the Bank of New York, the Company agreed to pay the placement agent a $250,000 placement fee. A director of the Company was a principal of the placement agent. In fiscal 1997, the Company paid the placement agent $200,000 of this fee, and the remaining $50,000 will be paid in fiscal 1998.

    In fiscal 1997, the Company entered into a consignment inventory agreement with another company which has a Board member who is also a director of the Company. Payments under this agreement were de-minimis in fiscal 1997.

NOTE L--FOURTH QUARTER ADJUSTMENTS

    In fiscal 1997, the Company recorded a fourth quarter tax benefit of approximately $102,000 as a result of adjusting the estimated effective tax rate used during the year.

    In 1996, the Company recorded a fourth quarter adjustment in the amount of approximately $385,000 which related to capitalizing the costs incurred as a result of the planned restructuring (see Note B). Approximately $306,000 of these costs were expensed in the first three quarters of fiscal 1996.

NOTE M--ACCRUED LIABILITIES

    Accrued liabilities consist of the following items:

                                                                        1997          1996
                                                                    ------------  ------------
Customer deposits.................................................  $    361,153  $    367,669
Accrued repair costs..............................................       507,161       187,157
Accrued legal costs...............................................        10,000       --
Accrued interest..................................................         9,014     1,165,468
Accrued payroll...................................................       559,270       399,886
Accrued property taxes............................................        28,695        31,144
Accrued commissions...............................................       167,741       167,741
Reserve for repair of leased aircraft.............................       579,143       480,308
Other.............................................................        12,173       361,609
                                                                    ------------  ------------
                                                                    $  2,234,350  $  3,160,982
                                                                    ------------  ------------
                                                                    ------------  ------------

NOTE N--WELLMAN TRANSACTION

    In January 1995, the Company entered into an agreement with the former Chairman and former Secretary of the Company whereby the Company transferred all of the outstanding stock of Brent Aviation, a wholly-owned subsidiary, to an affiliate of the former employees. In addition, the Company also transferred certain spare parts, components, inventory and equipment for B-727 series aircraft, and a McDonnell Douglas DC-4 aircraft. In consideration, the Company received $230,000 and agreed to lease a B-727 to the affiliate on a month-to-month basis.

    In addition, the employees resigned from all positions as officers or directors, granted a proxy to the Company enabling the Company's directors to vote 1.98 million shares of common stock held by the employees for a period of two years, and agreed not to compete or interfere with any of the businesses of

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                          MAY 31, 1997, 1996 AND 1995

NOTE N--WELLMAN TRANSACTION (CONTINUED)
the Company and its remaining subsidiaries for a period of two years. The Company further agreed to pay the former Secretary one year's salary as severance. The Company also agreed to terminate its leasehold interest in a facility located at Grayson County, Texas Airport, allowing Brent Aviation to lease such facility for its operations.

NOTE O--DISPOSAL OF SERVICE CENTER OPERATIONS

    In June 1994, the Company's Board of Directors unanimously voted to cease operations and to sell or otherwise dispose of the Company's wholly-owned subsidiary, International Airline Service Center, Inc. ("IASC"), which was an FAA certified repair facility engaged in the performance of maintenance check required by the FAA on narrow body aircraft, following the sale of certain of the Company's aircraft being serviced under contract by IASC.

    During the third quarter of 1995, IASC fulfilled its obligations to service the aircraft and ceased operations. On January 31, 1995, IASC entered into an agreement with a third party, pursuant to which IASC assigned its interest in a certain equipment lease with a net book value of $826,965 at May 31, 1995, to the third party, and the third party assumed IASC's interests and obligations under such lease. IASC's interest in the lease as of May 31, 1995 was $897,596. Thus a gain of $70,631 was recognized as a result of the transaction. Pursuant to the transaction, IASC disposed of substantially all of its operating assets.

NOTE P--EMPLOYMENT AGREEMENTS

    In October 1996, the Company entered into employment agreements with two of its executive officers for a period of five years. The agreements provide the employees with a certain minimum annual salary plus bonus. The agreements provide the employees with an option to terminate their agreements and receive a lump sum payment equal to the employee's average annual compensation paid by the Company for the most recent two years upon a change in control of the Company.

NOTE Q--SECURITIES OFFERING

    In November 1997, the Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission, and the Company plans to sell 1,750,000 shares. The proceeds will be used to repay indebtedness.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                        MAY 31,      AUGUST 31,
                                                                                         1997*          1997
                                                                                     -------------  -------------
                                                                                                     (UNAUDITED)
                                                     ASSETS
Current assets
  Cash and cash equivalents........................................................  $     465,725  $     219,215
  Accounts receivable, net of allowance for doubtful accounts of approximately $610,000 at May 31, 1997 and $636,000 at
    August 31, 1997................................................................      1,354,030      1,661,424
  Inventories......................................................................     12,000,284     10,951,751
  Deferred tax benefit--current, net of valuation allowance
    of $772,000 at May 31, 1997 and August 31, 1997................................       --             --
  Other current assets.............................................................         98,285        478,701
                                                                                     -------------  -------------
        Total current assets.......................................................     13,918,324     13,311,091
Property and equipment
  Aircraft and engines held for lease..............................................      6,914,458      6,929,058
  Leasehold improvements...........................................................         21,567         43,609
  Machinery and equipment..........................................................        908,590        918,095
                                                                                     -------------  -------------
                                                                                         7,844,615      7,890,762
  Accumulated depreciation.........................................................      1,186,444      1,439,847
                                                                                     -------------  -------------
      Property and equipment, net..................................................      6,658,171      6,450,915
Other assets
  Deferred debt costs, net.........................................................        638,012        700,837
  Deferred tax benefit, net of valuation allowance of
    $1,814,000 at May 31, 1997 and August 31, 1997.................................         72,663        285,163
                                                                                     -------------  -------------
      Total other assets...........................................................        710,675        986,000
                                                                                     -------------  -------------
                                                                                     $  21,287,170  $  20,748,006
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term obligations......................................  $   1,542,488  $   1,503,827
  Accounts payable.................................................................        642,950      1,016,217
  Accrued expenses.................................................................      2,234,350      1,590,095
                                                                                     -------------  -------------
        Total current liabilities..................................................      4,419,788      4,110,139
Long-term obligations, less current maturities.....................................     12,207,113     10,858,111
Commitments and contingencies
Stockholders' equity
  Preferred stock--$.001 par value; authorized 2,000,000 shares;
    0 shares outstanding at May 31, 1997 and August 31, 1997.......................       --             --
  Common stock--$.001 par value; authorized 20,000,000 shares;
    issued and outstanding 2,395,095 shares at May 31, 1997 and
    2,440,595 shares at August 31, 1997............................................          2,395          2,440
  Additional paid-in capital.......................................................     13,003,686     13,137,891
  Accumulated deficit..............................................................     (8,345,812)    (7,360,575)
                                                                                     -------------  -------------
          Total stockholders' equity...............................................      4,660,269      5,779,756
                                                                                     -------------  -------------
                                                                                     $  21,287,170  $  20,748,006
                                                                                     -------------  -------------
                                                                                     -------------  -------------

------------------------
*   Condensed from audited Financial Statements

    The accompanying notes are an integral part of these condensed financial statements.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                                                                            THREE MONTHS ENDED
                                                                                         AUGUST 31,    AUGUST 31,
                                                                                            1996          1997
                                                                                        ------------  ------------
Revenues
    Net sales.........................................................................  $  4,038,671  $  4,940,969
    Lease revenue.....................................................................       120,000       626,057
                                                                                        ------------  ------------
        Total revenues................................................................     4,158,671     5,567,026

Cost of sales.........................................................................     2,317,141     3,140,020
Selling, general and administrative expenses..........................................       834,654     1,036,448
Provision (recovery) for doubtful accounts............................................        41,157       (47,529)
Depreciation and amortization.........................................................       165,812       253,744
                                                                                        ------------  ------------
        Total operating costs.........................................................     3,358,764     4,382,683
                                                                                        ------------  ------------

        Earnings from operations......................................................       799,907     1,184,343

Interest expense......................................................................       488,879       413,300
Interest and other income.............................................................       (33,040)       (1,695)
                                                                                        ------------  ------------
        Earnings before income taxes..................................................       344,068       772,738

Benefit from income taxes.............................................................       --           (212,499)
                                                                                        ------------  ------------

        Net earnings..................................................................  $    344,068  $    985,237
                                                                                        ------------  ------------
                                                                                        ------------  ------------

Per share data:
    Earnings per common and common equivalent share...................................  $       2.30  $       0.37
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    Weighted average shares outstanding used in calculation...........................       149,704     2,696,275
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The accompanying notes are an integral part of these condensed financial statements.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                            THREE MONTHS ENDED
                                                                                          -----------------------
                                                                                          AUGUST 31,  AUGUST 31,
                                                                                             1996        1997
                                                                                          ----------  -----------
Cash flows from operating activities:
  Net earnings..........................................................................  $  344,068  $   985,237
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
    Depreciation and amortization.......................................................     211,622      253,404
    Provision (recovery) for doubtful accounts..........................................      41,157      (47,529)
    (Increase) decrease in inventory....................................................     (83,711)   1,048,533
    Changes in other assets and liabilities.............................................    (747,075)  (1,191,598)
                                                                                          ----------  -----------
        Total adjustments...............................................................    (578,007)      62,810
        Net cash provided by (used in) operating activities.............................    (233,939)   1,048,047
Cash flows from investing activities:
  Capital equipment additions...........................................................      (3,448)     (46,146)
                                                                                          ----------  -----------
        Net cash used in investing activities...........................................      (3,448)     (46,146)
Cash flows from financing activities:
  Net decrease in debt obligations......................................................     (10,073)  (1,382,661)
  Issuance of common stock..............................................................      --          134,250
  Payment of deferred restructuring costs...............................................    (233,687)     --
  Payment of deferred debt issue costs..................................................     (95,000)     --
                                                                                          ----------  -----------
        Net cash used in financing activities...........................................    (338,760)  (1,248,411)
                                                                                          ----------  -----------
Net decrease in cash....................................................................    (576,147)    (246,510)
Cash and cash equivalents at beginning of period........................................     940,274      465,725
                                                                                          ----------  -----------
Cash and cash equivalents at end of period..............................................  $  364,127  $   219,215
                                                                                          ----------  -----------
                                                                                          ----------  -----------

    The accompanying notes are an integral part of these condensed financial statements.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

    1. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain adjustments (consisting only of normal and recurring adjustments) necessary to present fairly International Airline Support Group, Inc. and Subsidiaries' condensed consolidated balance sheets as of May 31, 1997 and August 31, 1997, the condensed consolidated statements of earnings for the three months ended August 31, 1996 and August 31, 1997, and the condensed consolidated statements of cash flows for the three months ended August 31, 1996 and August 31, 1997.

    The accounting policies followed by the Company are described in the May 31, 1997 financial statements.

    The results of operations for the three months ended August 31, 1997 are not necessarily indicative of the results to be expected for the full year.

    2. Inventories consisted of the following:

                                                                                 AUGUST 31,
                                                                MAY 31, 1997        1997
                                                                -------------  --------------
Aircraft parts................................................  $  11,113,867   $ 10,050,334
Aircraft and Engines available for sale.......................        886,417        901,417
                                                                -------------  --------------
                                                                $  12,000,284   $ 10,951,751
                                                                -------------  --------------
                                                                -------------  --------------

    3. On October 3, 1996, the Company completed a restructuring of its capital structure (the "Restructuring"). Pursuant to the Restructuring, the Company effected a 1-for-27 reverse split of its common stock, $.001 par value per share (the "Common Stock"); issued approximately 2,245,400 shares of its Common Stock, after giving effect to the reverse split, in exchange for the entire $10,000,000 principal amount outstanding of, and related accrued interest on, its 8% Convertible Debentures due November 30, 2003 (the "Debentures"); and redeemed the entire $7,700,000 principal amount outstanding of its 12% Senior Notes due July 17, 1997 (the "Senior Notes") with the proceeds of an advance under a credit agreement entered into on October 3 (the "Credit Agreement"). Consummation of the Restructuring cured all defaults with respect to the Debentures and the Senior Notes.

    All references to the number of common shares and per common share amounts throughout the financial statements have been restated to reflect the reverse split.

    4. Earnings per Share

    The Company's earnings per share for the three months ended August 31, 1997 were calculated using the modified treasury stock method. This method was used because the number of shares common stock issuable on exercise of stock options, in the aggregate, exceeded 20 percent of the number of shares of common stock outstanding as of August 31, 1997.

    Supplemental pro forma earnings per share data, assuming the issuance of certain shares and repayment of indebtedness as discussed in Note 7, would be $.33 for the three months ended August 31, 1997.

    In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share", which changes the method for reporting Earnings Per Share. The statement is effective for financial statement periods ending after December 15, 1997. The Company has not yet determined the impact, if any, of adopting the new standard.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

    5. Credit Facility

    On October 3, 1996, the Company entered into the Credit Agreement, which provided for a $3 million term loan and up to an $11 million revolving credit. During the fourth fiscal quarter of 1997, the Credit Agreement was amended to create a new term loan facility of $3.75 million (collectively referred to as the "Credit Facility") and the revolving credit was increased to $13 million. The Credit Facility is secured by substantially all of the assets of the Company and availability of amounts for borrowing is subject to certain limitations and restrictions. Such limitations and restrictions are discussed in the Company's Proxy Statement/Prospectus filed with the Securities and Exchange Commission on August 29, 1996.

    6. Supplemental Cash Flow Disclosures: Cash payments for interest were $255,000 and $413,000 for the three months ended August 31, 1996 and August 31, 1997, respectively. Cash and cash equivalents include $247,317 of restricted cash at August 31, 1997. Restricted cash includes customer receipts deposited into the Company's lockbox account, which are applied the next business day against the outstanding amount of the Credit Facility, and customer deposits on aircraft and engines leases.

    7. In June 1997, the Board of Directors authorized an increase of 115,000 in the number of shares available for grant under the Company's 1996 Long Term Incentive and Share Award Plan, subject to approval by the shareholders, which was subsequently obtained. In fiscal 1998, options to purchase 115,173 shares have been granted.

    8. In November 1997, the Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission to sell 1,750,000 shares. The proceeds will be used to repay indebtedness.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   13
Price Range of Common Stock...............................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Selected Financial Data...................................................   16
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   18
Business..................................................................   26
Management................................................................   36
Principal Stockholders....................................................   42
Description of Capital Stock..............................................   43
Shares Eligible for Future Sale...........................................   46
Underwriting..............................................................   47
Legal Matters.............................................................   49
Experts...................................................................   49
Available Information.....................................................   49
Index to Consolidated Financial Statements................................  F-1

                                1,750,000 SHARES

                                     [LOGO]

                             INTERNATIONAL AIRLINE
                              SUPPORT GROUP, INC.

                                  COMMON STOCK

                               -----------------

                                   PROSPECTUS

                               -----------------

                                     [LOGO]

                    [LOGO]

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee..............................................  $   5,898
NASD filing fee...................................................      2,211
American Stock Exchange additional listing fee....................     17,500
Accounting fees and expenses......................................     70,000
Legal fees and expenses...........................................    140,000
Blue Sky fees and expenses (including counsel fees)...............      7,500
Printing and Engraving expenses...................................    115,000
Transfer Agent and Registrar fees and expenses....................      1,500
Miscellaneous Expenses............................................     40,391
                                                                    ---------
    Total.........................................................  $ 400,000
                                                                    ---------
                                                                    ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The following summary is qualified in its entirety by reference to the complete text of the statute referred to below, the Registrant's Amended and Restated Certificate of Incorporation and its Amended and Restated Bylaws.

    The Registrant's Amended and Restated Bylaws provides that each person who was or is made a party to, is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, or is contacted by any governmental or regulatory body in connection with any investigation or inquiry, by reason of the fact that he or she is or was a director or executive officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding or investigation is alleged action in an official capacity or in any other capacity as set forth above shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law as it currently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Registrant to provide broader indemnification rights than such law permitted the Registrant to provide prior to such amendment).

    Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify a director, officer, employee or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys' fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

    The Registrant's Amended and Restated Certificate of Incorporation provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction in which the director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    The following list describes sales by the Registrant of securities in the past three years which were not registered under the Securities Act in reliance upon Sections 4(2), 3(b) and/or 3(a)(2) of the Securities Act.

    The Company has from time to time granted options to employees and directors pursuant to its Stock Option Plan. The issuance of the options was exempt pursuant to Section 4(2).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    a. Exhibits

EXHIBIT                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------

 1.1**     Underwriting Agreement

 2.4       Credit Agreement between BNY Financial Corporation and the Registrant (incorporated by reference to
           Exhibit 2.4 to Amendment No. 2 to the Registrant's Registration Statement on Form S-4 filed on August
           29, 1996 (File No. 333-08065) (the "S-4")).

 2.4.1**   First Amendment, Waiver and Agreement, dated as of March 24, 1997, between BNY Financial Corporation and the Registrant.

 2.4.2**   Second Amendment and Agreement, dated as of September 9, 1997, between BNY Financial Corporation and the Registrant.

 2.4.3**   Third Amendment and Agreement, dated as of October 15, 1997, between BNY Financial Corporation and the
           Registrant.

 3.1       Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to
           Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996 (the
           "1996 Form 10-K").

 3.1.1**   Amendment to Amended and Restated Certificate of Incorporation of the Registrant dated as of September
           22, 1997.

 3.1.2**   Amendment to Amended and Restated Certificate of Incorporation of the Registrant dated as of September
           22, 1997

 3.2       Restated and Amended Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the 1996
           Form 10-K).

 4.1       Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the 1996 Form 10-K).

EXHIBIT                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
 4.2**     Form of Representatives' Warrants

 5.1*      Opinion of King & Spalding as to the legality of the securities being registered.

10.1.1     Employment Agreement, dated as of December 1, 1995, between the Registrant and Alexius A. Dyer III, as amended on October 3, 1996 (incorporated by reference to Exhibit 10.1.1 to the 1996 Form 10-K).

10.1.2     Employment Agreement dated as of October 3, 1996, between the Registrant and George Murnane III
           (incorporated by reference to Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q for the
           quarter ended February 28, 1997).

10.2.1     1996 Long-Term Incentive and Share Award Plan (incorporated by reference to Appendix B to the Proxy
           Statement/Prospectus included in the S-4).

10.2.2     401(k) Plan (incorporated by reference to Exhibit 10-H to the Registrant's Annual Report on Form 10-K
           for the fiscal year ended May 31, 1992 (the "1992 Form 10-K")).

10.2.3     Bonus Plan (incorporated by reference to Exhibit 10.2.4 to the 1992 Form 10-K).

10.2.4     Cafeteria Plan (incorporated by reference to Exhibit 10.2.5 to the 1993 Form 10-K).

10.2.5     Form of Option Certificate (Employee Non-Qualified Stock Option) (incorporated by reference to Exhibit
           10.2.5 to the 1996 Form 10-K).

10.2.6     Form of Option Certificate (Director Non-Qualified Stock Option) (incorporated by reference to Exhibit
           10.2.6 to the 1996 Form 10-K).

10.2.7     Form of Option Certificate (Incentive Stock Option) (incorporated by reference to Exhibit 10.2.7 to the
           1996 Form 10-K).

10.14      Commission Agreement dated December 1, 1995 between the Registrant and J.M. Associates, Inc.
           (incorporated by reference to Exhibit 10.14 to the Registrant's 1996 Form 10-K).

10.15      Aircraft Parts Purchase Agreement, dated May 16, 1996, between Paxford Int'l, Inc. and the Registrant
           (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-4 (File
           No. 333-08065) filed on July 12, 1996).

10.16      Contract for Sale and Purchase dated January 10, 1997 between the Registrant and American Connector
           Corporation (incorporated by reference to Exhibit 10.16 to Registrant's Annual Report on Form 10-K for
           the fiscal year ended May 31, 1997 (the "1997 Form 10-K").

10.17      Office Lease Agreement dated January 31, 1997 between the Registrant and Globe Corporate Center, as amended (incorporated by reference to Exhibit 10.17 to the 1997 Form 10-K).

10.18      Lease Agreement dated March 31, 1997 between the Registrant and Port 95-4, Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant's 1997 Form 10-K).

11**       Statement regarding computation of per share earnings.

21**       Subsidiaries of Registrant.

23.1**     Consent of Grant Thornton LLP.

23.2       Consent of King & Spalding (included in Exhibit 5.1).

EXHIBIT                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
24.1       Power of attorney of the officers and directors of Registrant signing this Registration Statement
           (included on signature page hereof).

------------------------

*   to be filed by amendment

**  filed herewith

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on November 19, 1997.

                                INTERNATIONAL AIRLINE SUPPORT GROUP, INC.

                                By:            /s/ GEORGE MURNANE III
                                     -----------------------------------------
                                                 George Murnane III
                                            EXECUTIVE VICE PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Alexius A. Dyer III and George Murnane III, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and to sign and file any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
                                Chairman of the Board,
   /s/ ALEXIUS A. DYER III        President, Chief
------------------------------    Executive Officer and      November 19, 1997
     Alexius A. Dyer III          Director

    /s/ GEORGE MURNANE III      Executive Vice President
------------------------------    and Chief Financial        November 19, 1997
      George Murnane III          Officer and Director

    /s/ JAMES M. ISAACSON
------------------------------  Vice President of Finance,   November 19, 1997
      James M. Isaacson           Treasurer and Secretary

     /s/ E. JAMES MUELLER
------------------------------  Director                     November 19, 1997
       E. James Mueller

     /s/ KYLE R. KIRKLAND
------------------------------  Director                     November 19, 1997
       Kyle R. Kirkland

------------------------

* by signing his name hereto, does hereby sign this Registration Statement on behalf of each of the directors and officers of the Registrant after whose typed names asterisks appear pursuant to powers of attorney duly executed by such directors and officers, and filed with the Securities and Exhcange Commission as exhibits to this Registration Statement.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES
                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                    YEARS ENDED MAY 31, 1995, 1996 AND 1997

                  COLUMN A                      COLUMN B            COLUMN C            COLUMN D      COLUMN E
--------------------------------------------  ------------  ------------------------  ------------  ------------
                                                                   ADDITIONS
                                                            ------------------------

                                               BALANCE AT   CHARGED TO   CHARGED TO                  BALANCE AT
                                              BEGINNING OF   COSTS AND      OTHER                      END OF
DESCRIPTION                                      PERIOD      EXPENSES     ACCOUNTS     DEDUCTIONS      PERIOD
--------------------------------------------  ------------  -----------  -----------  ------------  ------------
Year ended May 31, 1995
  Reserves deducted from assets to which
    they apply:
      Allowance for possible losses on
        accounts receivable.................   $  940,214    $ 406,147    $      --    $  727,176(a)  $  619,185
                                              ------------  -----------  -----------  ------------  ------------
                                              ------------  -----------  -----------  ------------  ------------

Year ended May 31, 1996
  Reserves deducted from assets to which
    they apply:
      Allowance for possible losses on
        accounts receivable.................   $  619,185    $ 482,375    $      --    $  366,874(a)  $  734,686
                                              ------------  -----------  -----------  ------------  ------------
                                              ------------  -----------  -----------  ------------  ------------

Year ended May 31, 1997
  Reserves deducted from assets to which
    they apply:
      Allowance for possible losses on
        accounts receivable.................   $  734,686    $ 123,375    $      --    $  247,585(a)  $  610,476
                                              ------------  -----------  -----------  ------------  ------------
                                              ------------  -----------  -----------  ------------  ------------

------------------------

(a) Write-off of accounts receivable against the reserve.

                                      S-1